Exhibit 99.1

贝壳

# 貝殼控股有限公司
# KE Holdings Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

**Stock Code: 2423**



## 2026
## Interim Report

# Contents

Key Achievements 2

Business Review and Outlook 3

Management Discussion and Analysis 7

Report on Review of Interim Financial Information 18

Unaudited Interim Condensed Consolidated Balance Sheets 19

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income 22

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity 25

Unaudited Interim Condensed Consolidated Statements of Cash Flows 26

Notes to the Unaudited Interim Condensed Consolidated Financial Information 29

General Information 85

Corporate Information 109

Definitions 111

# KEY ACHIEVEMENTS

## OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2026

- **Gross transaction value (GTV)**[1] was RMB1,645.5 billion for the six months ended June 30, 2026, representing a decrease of 4.5% from RMB1,722.4 billion in the same period of 2025. **GTV of existing home transactions** was RMB1,164.3 billion for the six months ended June 30, 2026, relatively flat compared to RMB1,163.8 billion in the same period of 2025. **GTV of new home transactions** was RMB404.3 billion for the six months ended June 30, 2026, representing a decrease of 17.1% from RMB487.6 billion in the same period of 2025.

- **Net revenues** were RMB43.4 billion for the six months ended June 30, 2026, representing a decrease of 12.0% from RMB49.3 billion in the same period of 2025.

- **Net income** was RMB3,879 million for the six months ended June 30, 2026, compared to RMB2,162 million in the same period of 2025. **Adjusted net income**[2] was RMB4,796 million for the six months ended June 30, 2026, compared to RMB3,214 million in the same period of 2025.

- **Number of stores** was 60,274 as of June 30, 2026, relatively flat from 60,546 as of June 30, 2025. **Number of active stores**[3] was 57,803 as of June 30, 2026, relatively flat compared to 58,664 as of June 30, 2025.

- **Number of agents** was 540,634 as of June 30, 2026, a 3.1% decrease from 557,974 as of June 30, 2025. **Number of active agents**[4] was 454,571 as of June 30, 2026, a 7.5% decrease from 491,573 as of June 30, 2025.

- **Mobile monthly active users (MAU)**[5] averaged 45.7 million for the three months ended June 30, 2026, compared to 48.7 million for the three months ended June 30, 2025.

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1 GTV for a given period is calculated as the total value of all transactions which the Company facilitated on the Company's platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that failed to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly.

2 Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP Financial Measures" for details.

3 Based on our accumulated operational experience, we have introduced the number of active agents and active stores on our platform which can better reflect the operational activeness of stores and agents on our platform. "Active stores" as of a given date is defined as stores on our platform excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days.

4 "Active agents" as of a given date is defined as agents on our platform excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months.

5 "Mobile monthly active users" or "mobile MAU" are to the sum of (i) the number of accounts that have accessed our platform through our *Beike* or *Lianjia* mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company's mobile MAUs for each month of such period, by (ii) the number of months in such period.

# BUSINESS REVIEW AND OUTLOOK

## BUSINESS REVIEW FOR THE REPORTING PERIOD

In the first half of 2026, we enhanced operational efficiency with a focus on customer value and optimized resource allocation in response to market conditions, gradually establishing a healthier operating model. The scale of our housing transaction services recovered quarter by quarter, while the Company's profitability continued to improve. In the first half of the year, the Company's net revenues were RMB43.4 billion, representing a year-over-year decrease of 12%, primarily due to market conditions, proactive adjustments to the home renovation and furnishing business, as well as an increased proportion of home rental service products for which revenue is recognized on a net basis as service fees following the evolution of the service model. Adjusted net income was RMB4.8 billion, representing a year-over-year increase of 49.2%.

In the second quarter, the Company's GTV returned to year-over-year growth, increasing by 6.3%, while net revenues from both existing home and new home transaction services increased year-over-year. The benefits of our earlier cost structure optimization became more evident. Together with improvements in operational efficiency and unit economics, the contribution margins of all major business lines increased both year-over-year and quarter-over-quarter, driving the Company's gross margin up by 6.7 percentage points year-over-year to 28.6%. Meanwhile, operating expenses decreased by 14.1% year-over-year. In the second quarter, the Company's adjusted income from operations increased by 123.6% year-over-year to RMB3.6 billion, while adjusted net income increased by 74.9% year-over-year to RMB3.2 billion.

At the same time, we continued to build long-term, consumer-centric capabilities. Starting from consumers' real-life housing decision-making needs, we supported professional service providers in enhancing their judgment and service capabilities through organizational mechanisms, platform capabilities and AI, while codifying validated professional knowledge and service experience into reusable organizational capabilities. We will continue to evaluate these capabilities based on customer experience, service provider efficiency, unit economics and stability at scale, thereby laying the foundation for sustainable long-term growth.

### Existing home transaction services

In the first half of 2026, the number of existing home sales facilitated on our platform increased by 18.6% year-over-year, outpacing the market. In particular, in the second quarter, the number of existing home sales facilitated on our platform increased by 24.8% year-over-year, driving an 8.0% year-over-year increase in GTV and a 4.5% year-over-year increase in net revenues from existing home transaction services. Among these, revenues derived from platform services, franchise services and other value-added services increased significantly by 27.8% year-over-year, primarily due to growth in the number of existing home sales facilitated through connected stores and an improvement in the revenue conversion of platform services.

# BUSINESS REVIEW AND OUTLOOK

The growth in the number of existing home sales facilitated through connected stores was primarily driven by improved productivity per connected store on the basis of a stable network scale. As of the end of the second quarter, the numbers of active connected stores and active connected agents remained broadly stable year-over-year. Building on the network coverage established previously, we further shifted our operational focus toward improving the efficiency of existing stores and continued to optimize the store mix. Through data analytics and operational tools, we helped store owners identify operational issues, improve management efficiency, enhance property listing and customer operations and product offerings, and deepen cross-store collaboration, thereby driving improved productivity per connected store. In the second quarter, the average number of existing home sales per active connected store increased by 26% year-over-year, while the overall number of existing home sales facilitated through connected stores increased by 29.8% year-over-year during the same period.

For *Lianjia,* our self-owned brokerage brand, we continued to deepen refined operations and improve organizational and resource allocation efficiency over the past year. In the second quarter, the average number of existing home sales per active *Lianjia* agent increased by 50% year-over-year, representing a significant improvement in productivity per agent.

In the second quarter, the contribution margin of existing home transaction services reached 46.1%, representing a year-over-year increase of 6.1 percentage points, primarily attributable to the earlier optimization of the cost structure and an improved business mix resulting from the increased contribution of platform service revenues.

### New home transaction services

In the first half of 2026, GTV of new home transactions decreased by 17.1% year-over-year due to the overall industry adjustment. In the second quarter, GTV of new home transactions increased by 1.2% year-over-year, returning to year-over-year growth and significantly outperforming the overall market. Net revenues increased by 3.8% year-over-year to RMB8.9 billion, while the contribution margin reached 28.8%, representing a year-over-year increase of 4.4 percentage points.

The above-market performance of the new home transaction services in the second quarter was primarily attributable to broader cooperation coverage of high-quality projects and improved customer conversion efficiency. On the one hand, we strengthened our efforts to identify and collaborate with high-quality and newly launched projects, became involved earlier in their core sales cycles, and improved our coverage and transaction performance among projects with relatively strong transaction activity in the market. On the other hand, starting from consumers' genuine housing needs, we enhanced our project screening and matching capabilities, helping customers better compare different options and identify projects that better suit their needs, thereby improving transaction conversion efficiency.

Meanwhile, we continued to strengthen payment collection management and risk control. In the second quarter of 2026, accounts receivable turnover days for new home transaction services decreased to 39 days from 51 days in the same quarter last year.

### Home renovation and furnishing

In the first half of 2026, we continued to optimize the operating structure of the home renovation and furnishing business by proactively adjusting its operating model, reducing inefficient investments, focusing on core markets, and continuously enhancing the demand-matching capabilities and delivery reliability of our home renovation solutions. During the Reporting Period, net revenues from the home renovation and furnishing business decreased by 26.4% year-over-year to RMB5.5 billion. The profitability of the business continued to improve, with the contribution margin rising to 39.6% in the second quarter, primarily due to lower material costs driven by centralized procurement and refined cost management.

In terms of products and customer reach, we enhanced our integrated home renovation solutions and SKU configurations across different price ranges based on customers' housing needs and budgets in different cities. We also flexibly configured showrooms according to market scale and customer demand, helping consumers understand and compare different solutions more intuitively while improving showroom operating efficiency.

In terms of delivery, we continued to enhance our standardized construction and quality management systems, strengthened the professional operation of project managers and service providers in key trades, and gradually improved the platform-wide unified selection, evaluation, coordination and dispatching mechanisms. These efforts enhanced construction organization and delivery efficiency while safeguarding delivery quality and customer experience.

### Home rental services

As of the end of the second quarter of 2026, the number of rental units under management exceeded 790,000, representing a year-over-year increase of 34%. As the proportion of asset-light *Carefree Rent* offerings for which revenues are recognized on a net basis increased, net revenues from the business decreased by 8.5% year-over-year to RMB9.8 billion in the first half of the year, while its risk resilience and quality of earnings continued to improve.

In the second quarter, the contribution margin of home rental services was 15.3%, representing a year-over-year increase of 6.9 percentage points, primarily attributable to the continued iteration of *Carefree Rent*'s service model and improvements in unit economics resulting from optimized operating labor and post-lease service costs. We moved lease renewal management to an earlier stage and proactively provided services around key milestones. In the second quarter, both landlord and tenant renewal rates increased year-over-year, helping stabilize the scale of rental units under management and reduce repeat customer acquisition and tenant turnover-related operating costs.

At the same time, we continued to improve safety standards covering key stages such as property onboarding, pre-leasing preparation and inspections of properties under management. We also strengthened closed-loop management through third-party spot checks and performance-linked mechanisms, reinforcing the baseline for rental safety.

# BUSINESS REVIEW AND OUTLOOK

*Beihaojia*

In the first half of 2026, *Beihaojia* continued to build capabilities around its C2M (Customer to Manufacturer) model, with the aim of more effectively incorporating genuine and forward-looking consumer demand into real estate developers' product and operational decisions. We focused on enhancing capabilities in customer demand insights, new home price trend analysis, identification of effective supply and demand in the existing home market, and iteration of customer research and outreach tools. These capabilities were applied across multiple collaborative projects, further building our decision-support capabilities for real estate developers.

## BUSINESS OUTLOOK

We will continue to uphold prudent capital allocation and strict operating discipline, maintain an efficient and flexible cost and expense structure, and further focus resources on building professional services, organizational mechanisms and technological capabilities that can continuously create value for consumers. We will continue to evaluate the effectiveness of our investments based on customer experience, service quality, service provider efficiency and unit economics, enhancing the Company's operational resilience across different market environments and supporting the long-term, sustainable development of our businesses.

Over the long term, we will continue to start from consumers' genuine residential needs and decision-making challenges, helping professional service providers better understand customers, offer professional judgment and assume responsibility for service delivery. The platform will provide support through rules, data and cross-functional collaboration, while AI will help codify validated professional knowledge and service experience into accessible, verifiable and reusable organizational capabilities, enabling more professional service providers to deliver high-quality and trustworthy services to consumers.

## SHAREHOLDER RETURNS

We also continued to enhance shareholder returns, optimize capital allocation and improve capital efficiency.

In the first half of 2026, we deployed approximately US$450 million under the Share Repurchase Program (as defined below) to repurchase the Company's shares on the New York Stock Exchange and the Hong Kong Stock Exchange. From the launch of the Share Repurchase Program in September 2022 through the end of June 2026, we had repurchased an aggregate of approximately US$2.99 billion of the Company's shares, representing approximately 14.8% of the Company's total issued shares prior to the launch of the Share Repurchase Program.

# MANAGEMENT DISCUSSION AND ANALYSIS

## RESULTS OF OPERATION

### NET REVENUES

**Net revenues** decreased by 12.0% to RMB43.4 billion for the six months ended June 30, 2026 from RMB49.3 billion in the same period of 2025, primarily attributable to a 4.5% decrease of total GTV to RMB1,645.5 billion for the six months ended June 30, 2026, from RMB1,722.4 billion in the same period of 2025 and the decrease in net revenues from our home renovation and furnishing and home rental business.

- **Net revenues from existing home transaction services** decreased by 3.2% to RMB13.2 billion for the six months ended June 30, 2026, compared to RMB13.6 billion in the same period of 2025, primarily due to the decrease in commission revenues, which was partially offset by the increase in the revenues derived from platform service, franchise service and other value-added services. The GTV of existing home transactions was RMB1,164.3 billion for the six months ended June 30, 2026, relatively flat compared with RMB1,163.8 billion in the same period of 2025. The difference in year-over-year change rate between the GTV of existing home transactions and that of net revenues was primarily attributable to a higher contribution from GTV of existing home transactions served by connected agents on the Company's platform, for which revenue is recorded on a net commission basis from platform service, franchise service and other value-added services, while revenue from GTV of existing home transactions served by *Lianjia* agents is recorded on a gross basis.

  Among that, **(i) commission revenue** decreased by 7.9% to RMB10.1 billion for the six months ended June 30, 2026, from RMB10.9 billion in the same period of 2025, primarily due to a high base effect for GTV of existing home transactions in the same period of 2025, especially in the first quarter of 2025, which decreased by 9.0% to RMB395.3 billion for the six months ended June 30, 2026, from RMB434.5 billion in the same period of 2025; and

  **(ii) the revenues derived from platform service, franchise service and other value-added services,** which are mostly charged to connected stores and agents on the Company's platform, increased by 16.1% to RMB3.1 billion for the six months ended June 30, 2026, from RMB2.7 billion in the same period of 2025, mainly due to a 5.4% increase of GTV of existing home transactions served by connected agents on the Company's platform to RMB769.0 billion for the six months ended June 30, 2026, from RMB729.3 billion in the same period of 2025, driven by improved productivity per connected store.

- **Net revenues from new home transaction services** decreased by 15.9% to RMB14.0 billion for the six months ended June 30, 2026, from RMB16.7 billion in the same period of 2025, primarily due to a 17.1% decrease of GTV of new home transactions to RMB404.3 billion from RMB487.6 billion in the same period of 2025, as the new home market remained in an ongoing adjustment. Among that, the GTV of new home transactions facilitated on the *Beike* platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 17.5% to RMB330.1 billion for the six months ended June 30, 2026, from RMB400.2 billion in the same period of 2025, while the GTV of new home transactions served by the *Lianjia* brand decreased by 15.1% to RMB74.2 billion for the six months ended June 30, 2026, from RMB87.4 billion in the same period of 2025.

- **Net revenues from home renovation and furnishing** decreased by 26.4% to RMB5.5 billion for the six months ended June 30, 2026 from RMB7.5 billion in the same period of 2025, as the Company proactively optimized the channel mix in customer acquisition and moderated pace of certain non-brokerage channels.

- **Net revenues from home rental services** decreased by 8.5% to RMB9.8 billion for the six months ended June 30, 2026, from RMB10.8 billion in the same period of 2025, primarily due to the impact of an increasing proportion of new product offering within the *Carefree Rent* business. Under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period. The decrease was partially offset by the increase in the number of rental units under the *Carefree Rent* business.

- **Net revenues from emerging and other services** were RMB0.9 billion for the six months ended June 30, 2026, compared to RMB0.8 billion in the same period of 2025, primarily due to an increase in net revenues from financial services.

## COST OF REVENUES

**Total cost of revenues** decreased by 17.9% to RMB31.9 billion for the six months ended June 30, 2026, from RMB38.8 billion in the same period of 2025.

- **Commission – split.** The Company's cost of revenues for commissions to connected agents and other sales channels decreased by 19.9% to RMB9.3 billion for the six months ended June 30, 2026 from RMB11.6 billion in the same period of 2025, primarily due to the decrease in the GTV of new home transactions facilitated through connected agents and other sales channels for the six months ended June 30, 2026 compared with the same period of 2025.

- **Commission and compensation – internal.** The Company's cost of revenues for internal commission and compensation decreased by 11.4% to RMB8.5 billion for the six months ended June 30, 2026 from RMB9.5 billion in the same period of 2025, primarily due to the decrease in the GTV of existing home and new home transactions facilitated through *Lianjia* agents and the decrease in fixed compensation costs.

- **Cost of home renovation and furnishing.** The Company's cost of revenues for home renovation and furnishing decreased by 32.8% to RMB3.4 billion for the six months ended June 30, 2026, compared to RMB5.1 billion in the same period of 2025, primarily due to lower net revenues from home renovation and furnishing. Meanwhile, enhanced supply chain capabilities helped reduce material costs and improve the contribution margin of the home renovation and furnishing business.

- **Cost of home rental services.** The Company's cost of revenues for home rental services, which mainly consists of variable cost, decreased by 15.9% to RMB8.4 billion for the six months ended June 30, 2026 from RMB9.9 billion in the same period of 2025, primarily attributable to the continuous increase in the proportion of high-margin new service offerings with revenues recognized under the net service fee method under *Carefree Rent* business. In addition, improved operational efficiency further optimized the overall cost structure and supported healthier profitability.

- **Cost related to stores.** The Company's cost related to stores decreased by 23.2% to RMB1.1 billion for the six months ended June 30, 2026, compared to RMB1.5 billion in the same period of 2025, mainly due to the decreased number of *Lianjia* stores for the six months ended June 30, 2026 compared to the same period of 2025.

- **Other costs.** The Company's other costs were RMB1.2 billion for the six months ended June 30, 2026, compared to RMB1.1 billion in the same period of 2025, mainly due to an increase in share-based compensation costs.

## GROSS PROFIT

**Gross profit** was RMB11.6 billion for the six months ended June 30, 2026 relatively flat compared with RMB10.5 billion in the same period of 2025. **Gross margin** was 26.6% for the six months ended June 30, 2026, compared to 21.3% in the same period of 2025. The increase in gross margin was mainly due to the increased contribution margin of all main revenue streams, including: a) the improved contribution margin of home rental services, primarily driven by the increased proportion of high-margin new service offerings with revenues recognized under the net service fee method under the *Carefree Rent* business and improved operational efficiency, b) the increased contribution margin of net revenues from home renovation and furnishing driven by enhanced supply chain capabilities, c) a higher contribution margin of net revenues from new home transaction services as a result of cost structure optimization driven by refined operations, and d) a higher contribution margin of existing home transaction services, primarily attributable to the decreased fixed personnel costs.

## INCOME FROM OPERATIONS

**Total operating expenses** decreased by 18.0% to RMB7.3 billion for the six months ended June 30, 2026 from RMB8.9 billion in the same period of 2025, primarily due to the Company's previous cost optimization initiatives.

- **General and administrative expenses** decreased by 5.2% to RMB3.7 billion for the six months ended June 30, 2026 from RMB4.0 billion in the same period of 2025, primarily due to the decreased personnel costs and overheads as a result of a decrease in headcount, partially offset by mainly non-recurring provision for credit losses.

- **Sales and marketing expenses** decreased by 32.3% to RMB2.5 billion for the six months ended June 30, 2026, from RMB3.7 billion in the same period of 2025, mainly due to lower personnel costs and reduced advertising and promotion expenses, as well as the decreased scale-driven variable selling expenses of home renovation and furnishing.

- **Research and development expenses** decreased by 14.4% to RMB1.0 billion for the six months ended June 30, 2026, from RMB1.2 billion in the same period of 2025, mainly due to the decreased personnel costs as a result of a decrease in headcount of research and development personnel and decreased technical services fee.

**Income from operations** was RMB4.3 billion for the six months ended June 30, 2026, compared to RMB1.7 billion in the same period of 2025. **Operating margin** was 9.9% for the six months ended June 30, 2026, compared to 3.3% in the same period of 2025, primarily due to the increased gross profit margin and improved operating leverage.

**Adjusted income from operations**[6] was RMB5.3 billion for the six months ended June 30, 2026, compared to RMB2.8 billion in the same period of 2025. **Adjusted operating margin**[7] was 12.1% for the six months ended June 30, 2026, compared to 5.6% in the same period of 2025. **Adjusted EBITDA**[8] was RMB6.4 billion for the six months ended June 30, 2026, compared to RMB4.0 billion in the same period of 2025.

## NET INCOME

**Net income** was RMB3.9 billion for the six months ended June 30, 2026, compared to RMB2.2 billion in the same period of 2025.

**Adjusted net income** was RMB4.8 billion for the six months ended June 30, 2026, compared to RMB3.2 billion in the same period of 2025.

## USE OF NON-GAAP FINANCIAL MEASURES

The Company uses adjusted income (loss) from operations, adjusted net income (loss), adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, adjusted operating margin, adjusted EBITDA and adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders, each a non-GAAP financial measure, in evaluating its operating results and formulating its business plan. Beike believes that these non-GAAP financial measures help identify underlying trends in the Company's business that could otherwise be distorted by the effect of certain expenses that the Company includes in its net income (loss). Beike also believes that these non-GAAP financial measures provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in formulating its business plan. A limitation of using these non-GAAP financial measures is that these non-GAAP financial measures exclude share-based compensation expenses that have been, and will continue to be for the foreseeable future, a significant recurring expense in the Company's business. The Group recognized fair value loss and impairment in relation to its investments in *Beihaojia* business. As such impairment does not represent a non-recurring item, it has not been excluded when calculating Non-GAAP financial measures.

6 Adjusted income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. Please refer to the section titled "Management discussion and analysis –Use of Non-GAAP Financial Measures" for details.

7 Adjusted operating margin is adjusted income (loss) from operations as a percentage of net revenues.

8 Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. Please refer to the section titled "Management discussion and analysis – Use of Non-GAAP Financial Measures" for details.

The presentation of these non-GAAP financial measures should not be considered in isolation or construed as an alternative to gross profit, net income (loss) or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review these non-GAAP financial measures and the reconciliation to the most directly comparable GAAP measures. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. Beike encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. **Adjusted income (loss) from operations** is defined as income (loss) from operations, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, and (iii) impairment of goodwill, intangible assets and other long-lived assets. **Adjusted operating margin** is defined as adjusted income (loss) from operations as a percentage of net revenues. **Adjusted net income (loss)** is defined as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, and (vi) tax effects of the above non-GAAP adjustments. **Adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders** is defined as net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill, intangible assets and other long-lived assets, (v) impairment of investments, (vi) tax effects of the above non-GAAP adjustments, and (vii) effects of non-GAAP adjustments on net income (loss) attributable to non-controlling interests shareholders. **Adjusted EBITDA** is defined as net income (loss), excluding (i) income tax expense, (ii) share-based compensation expenses, (iii) amortization of intangible assets, (iv) depreciation of property, plant and equipment, (v) interest income, net, (vi) changes in fair value from long-term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill, intangible assets and other long-lived assets, and (viii) impairment of investments. **Adjusted net income (loss) per ADS attributable to KE Holdings Inc.'s ordinary shareholders** is defined as adjusted net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders divided by weighted average number of ADS outstanding during the periods used in calculating adjusted net income (loss) per ADS, basic and diluted.

## LIQUIDITY AND CAPITAL RESOURCES

During the Reporting Period and up to the Latest Practicable Date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of June 30, 2026, the combined balance of our cash, cash equivalents, restricted cash and short-term investments amounted to RMB56.0 billion, compared to RMB55.5 billion as of December 31, 2025. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks with original maturities of less than three months. Our restricted cash are primarily escrow payments collected from property buyers on behalf of and payable to property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

The following table sets out our cash flows for the periods indicated:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| | (in thousands) | |
| | (unaudited) | (unaudited) |
| Net cash provided by (used in) operating activities | **5,140,836** | (3,139,058) |
| Net cash (used in) provided by investing activities | **(1,765,397)** | 7,950,492 |
| Net cash used in financing activities | **(2,874,313)** | (5,920,964) |
| Effect of exchange rate change on cash, cash equivalents and restricted cash | **(18,811)** | 40,690 |
| **Net increase (decrease) in cash and cash equivalents and restricted cash** | **482,315** | (1,068,840) |
| Cash, cash equivalents and restricted cash at the beginning of the period | **15,943,787** | 20,301,414 |
| **Cash, cash equivalents and restricted cash at the end of the period** | **16,426,102** | 19,232,574 |

## INDEBTEDNESS

The following table sets forth a breakdown of our financial indebtedness as of the dates indicated:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| | (unaudited) | |
| **Current:** | | |
| Short-term borrowings | **85,807** | 207,717 |
| Long-term borrowings, current portion | **191,689** | – |
| Lease liabilities | **7,898,221** | 10,658,576 |
| **Sub-total** | **8,175,717** | 10,866,293 |
| **Non-current:** | | |
| Lease liabilities | **4,764,633** | 6,969,571 |
| Long-term borrowings | **–** | 182,917 |
| **Sub-total** | **4,764,633** | 7,152,488 |
| **Total** | **12,940,350** | 18,018,781 |

Except as disclosed herein, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of June 30, 2026.

## SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITION AND DISPOSAL

We did not have any significant investment or material acquisition or disposal of subsidiaries, associates and joint ventures for the six months ended June 30, 2026.

## PLEDGE OF ASSETS

As of June 30, 2026, we pledged land use rights located in Chengdu, Shanghai and Hangzhou with carrying values of RMB2,073 million for certain revolving credit facilities. Other than these land use rights, we have no other material asset pledges.

## FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

We did not have detailed future plans for significant investments or capital assets as of June 30, 2026.

## GEARING RATIO

As of June 30, 2026, our gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 41.6% (as of December 31, 2025: 43.0%).

## FOREIGN EXCHANGE EXPOSURE

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment will be affected by the exchange rate between U.S. dollar and Renminbi.

Historically, the Renminbi has fluctuated against the U.S. dollar at times significantly and unpredictably. The appreciation of the Renminbi against the U.S. dollar was approximately 3.0% for the six months ended June 30, 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amounts we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

## INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. Our short-term and long-term investments are mostly held in interest-bearing time deposits, held-to-maturity debt investments and wealth management products. As of June 30, 2026, our bank loans amounting to RMB277.5 million were denominated in RMB and carried floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

## CAPITAL EXPENDITURES

Our capital expenditures were RMB245 million for the six months ended June 30, 2026. Capital expenditures represent cash paid for purchase of property, plant and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

## MATERIAL CASH REQUIREMENTS

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Our material contractual obligations primarily consist of the following:

(i) As of June 30, 2026, we have payment obligations totaling RMB712.8 million under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii) other obligations and commitments.

The following table sets forth our contractual obligations as of June 30, 2026:

| | Total | Remainder of 2026 | 2027 | 2028 | 2029 | 2030 | Thereafter |
|---|---|---|---|---|---|---|---|
| | | | | (RMB in thousands) | | | |
| Short-term and long-term borrowings | 277,496 | 85,807 | 191,689 | – | – | – | – |
| Lease liability obligations | 13,146,031 | 5,196,683 | 4,528,106 | 1,778,956 | 824,318 | 382,724 | 435,244 |
| Operating lease commitments | 331,157 | 53,147 | 105,755 | 87,397 | 56,439 | 21,508 | 6,911 |
| Capital commitments | 188,132 | 40,171 | 80,341 | 67,620 | – | – | – |
| Purchase of services | 706 | 706 | – | – | – | – | – |

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of June 30, 2026.

## OFF-BALANCE SHEET ARRANGEMENTS

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers' default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

## EMPLOYEES AND REMUNERATION

As of June 30, 2026, we had a total of 107,409 employees. The following table sets forth the total number of employees categorized by function as of June 30, 2026:

| Function | Number of employees |
|---|---|
| Agents and supporting staff | 87,166 |
| Platform operation | 5,732 |
| Research and development | 1,896 |
| Business development, sales and marketing | 4,182 |
| Administration and management | 8,433 |
| **Total** | **107,409** |

We believe that we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resources in the recruitment of employees to support our fast growth of business operations. In particular, we have successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. As of the Latest Practicable Date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

# REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

**To the Board of Directors of KE Holdings Inc.**
(incorporated in the Cayman Islands with limited liability)

## INTRODUCTION

We have reviewed the interim financial information set out on pages 19 to 84, which comprises the interim condensed consolidated balance sheets of KE Holdings Inc. (the "Company") and its subsidiaries (together, the "Group") as of June 30, 2026 and the interim condensed consolidated statements of comprehensive income, the interim condensed consolidated statements of changes in shareholders' equity and the interim condensed consolidated statements of cash flows for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

**PricewaterhouseCoopers**
*Certified Public Accountants*
Hong Kong, August 21, 2026

# UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | As of June 30, 2026 RMB Unaudited | As of December 31, 2025 RMB Audited |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets:** | | | |
| Cash and cash equivalents | 4 | 7,387,006 | 7,773,182 |
| Restricted cash | 4 | 9,039,096 | 8,170,605 |
| Short-term investments | 5 | 39,585,933 | 39,579,961 |
| Financing receivables, net of allowance for credit losses of RMB182,002 and RMB174,478 as of June 30, 2026 and December 31, 2025, respectively | 9 | 2,551,794 | 1,353,682 |
| Accounts receivable and contract assets, net of allowance for credit losses of RMB1,791,091 and RMB1,612,202 as of June 30, 2026 and December 31, 2025, respectively | 8 | 4,928,874 | 3,936,976 |
| Amounts due from and prepayments to related parties | 27 | 417,792 | 409,867 |
| Short-term loan receivables from related parties | 27 | 40,853 | 315,755 |
| Inventories | 6 | 2,841,717 | 2,854,034 |
| Prepayments, receivables and other assets | 7 | 3,554,272 | 3,726,128 |
| **Total current assets** | | 70,347,337 | 68,120,190 |
| **Non-current assets:** | | | |
| Property, plant and equipment, net | 10 | 1,866,925 | 2,069,624 |
| Right-of-use assets | 12 | 13,267,588 | 19,144,129 |
| Long-term investments, net | 13 | 19,586,382 | 20,148,524 |
| Intangible assets, net | 11 | 659,979 | 722,676 |
| Goodwill | 14 | 4,660,360 | 4,660,360 |
| Long-term loan receivables from related parties | 27 | 15,019 | 39,573 |
| Other non-current assets | 7 | 1,973,609 | 1,763,102 |
| **Total non-current assets** | | 42,029,862 | 48,547,988 |
| **TOTAL ASSETS** | | 112,377,199 | 116,668,178 |

## UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | As of June 30, 2026 RMB Unaudited | As of December 31, 2025 RMB Audited |
|---|---|---|---|
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB64,929 and RMB57,987 as of June 30, 2026 and December 31, 2025, respectively) | 17 | **6,099,579** | 6,052,129 |
| Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB438 and RMB463 as of June 30, 2026 and December 31, 2025, respectively) | 27 | **351,075** | 348,467 |
| Short-term loan payables to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025) | 27 | **1,081,598** | 497,939 |
| Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB341,363 and RMB411,090 as of June 30, 2026 and December 31, 2025, respectively) | | **4,823,321** | 6,504,197 |
| Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,462,990 and RMB3,369,240 as of June 30, 2026 and December 31, 2025, respectively) | | **5,685,233** | 4,157,248 |
| Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB32,952 and RMB34,984 as of June 30, 2026 and December 31, 2025, respectively) | | **1,039,826** | 702,607 |
| Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025, respectively) | 15 | **85,807** | 207,717 |
| Long-term borrowings, current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025, respectively) | 15 | **191,689** | – |
| Lease liabilities, current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB173 and RMB198 as of June 30, 2026 and December 31, 2025, respectively) | 12 | **7,898,221** | 10,658,576 |
| Contract liabilities and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,936 and RMB2,990 as of June 30, 2026 and December 31, 2025, respectively) | 16 | **6,914,203** | 5,690,293 |
| Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB137,236 and RMB109,199 as of June 30, 2026 and December 31, 2025, respectively) | 18 | **7,112,041** | 7,588,077 |
| **Total current liabilities** | | **41,282,593** | 42,407,250 |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | As of June 30, 2026 RMB Unaudited | As of December 31, 2025 RMB Audited |
|---|---|---|---|
| **Non-current liabilities** | | | |
| Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,679 and RMB1,679 as of June 30, 2026 and December 31, 2025, respectively) | | **385,384** | 317,209 |
| Lease liabilities, non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB107 and RMB146 as of June 30, 2026 and December 31, 2025, respectively) | 12 | **4,764,633** | 6,969,571 |
| Long-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025, respectively) | 15 | **–** | 182,917 |
| Long-term loan payables to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025, respectively) | 27 | **366,249** | 259,249 |
| Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both June 30, 2026 and December 31, 2025, respectively) | | **1,952** | 2,148 |
| **Total non-current liabilities** | | **5,518,218** | 7,731,094 |
| **TOTAL LIABILITIES** | | **46,800,811** | 50,138,344 |
| **Commitments and contingencies** | 28 | | |
| **SHAREHOLDERS' EQUITY** | | | |
| **KE Holdings Inc. shareholders' equity:** | | | |
| Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both June 30, 2026 and December 31, 2025. 3,326,488,417 Class A ordinary shares issued and 3,191,987,682 Class A ordinary shares outstanding[(1)] as of June 30, 2026; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding[(1)] as of December 31, 2025; and 135,950,651 and 139,447,770 Class B ordinary shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively) | 23 | **443** | 450 |
| Treasury shares | | **(571,181)** | (848,433) |
| Additional paid-in capital | | **61,614,341** | 64,802,176 |
| Statutory reserves | | **1,054,872** | 1,054,872 |
| Accumulated other comprehensive (loss) income | | **(271,637)** | 290,029 |
| Retained earnings | | **3,690,039** | 1,142,194 |
| **Total KE Holdings Inc. shareholders' equity** | | **65,516,877** | 66,441,288 |
| Non-controlling interests | | **59,511** | 88,546 |
| **TOTAL SHAREHOLDERS' EQUITY** | | **65,576,388** | 66,529,834 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | | **112,377,199** | 116,668,178 |

(1) Excluding (i) the Class A ordinary shares issued to the depositary bank for the bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under our share incentive plans, and (ii) the Class A ordinary shares repurchased but not cancelled, comprising both the ADSs repurchased on the NYSE and the Class A ordinary shares repurchased on the HKEX.

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|---|
| **Net revenues:** | | | |
| Existing home transaction services (including revenues generated from related parties of RMB257,944 and RMB253,066, for the six months ended June 30, 2026 and 2025, respectively) | | **13,154,976** | 13,589,752 |
| New home transaction services (including revenues generated from related parties of RMB91,079 and RMB149, for the six months ended June 30, 2026 and 2025, respectively) | | **14,033,673** | 16,694,318 |
| Home renovation and furnishing (including revenues generated from related parties of RMB839 and RMB1,817, for the six months ended June 30, 2026 and 2025, respectively) | | **5,529,599** | 7,510,797 |
| Home rental services (including revenues generated from related parties of RMB18,633 and RMB14,948, for the six months ended June 30, 2026 and 2025, respectively) | | **9,845,823** | 10,762,400 |
| Emerging and other services (including revenues generated from related parties of RMB8,781 and RMB8,479, for the six months ended June 30, 2026 and 2025, respectively) | | **867,376** | 781,716 |
| **Total net revenues** | | **43,431,447** | 49,338,983 |
| **Cost of revenues:** | | | |
| Commission-split (including costs generated from related parties of RMB121,605 and RMB198,352, for the six months ended June 30, 2026 and 2025, respectively) | | **(9,316,132)** | (11,625,571) |
| Commission and compensation-internal | | **(8,460,778)** | (9,547,496) |
| Cost of home renovation and furnishing (including costs generated from related parties of RMB3,347 and RMB24,667, for the six months ended June 30, 2026 and 2025, respectively) | | **(3,419,236)** | (5,084,666) |
| Cost of home rental services (including costs generated from related parties of RMB5,843 and RMB4,885, for the six months ended June 30, 2026 and 2025, respectively) | | **(8,366,039)** | (9,946,258) |
| Cost related to stores (including costs generated from related parties of RMB1,640 and RMB2,568, for the six months ended June 30, 2026 and 2025, respectively) | | **(1,135,933)** | (1,478,750) |
| Others (including costs generated from related parties of RMB2,536 and RMB3,583, for the six months ended June 30, 2026 and 2025, respectively) | | **(1,159,600)** | (1,135,560) |
| **Total cost of revenues** | | **(31,857,718)** | (38,818,301) |
| **Gross profit** | | **11,573,729** | 10,520,682 |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|---|
| **Operating expenses:** | | | |
| Sales and marketing expenses (including expenses generated from related parties of RMB3,468 and RMB5,795, for the six months ended June 30, 2026 and 2025, respectively) | | **(2,484,199)** | (3,670,945) |
| General and administrative expenses (including expenses generated from related parties of RMB24 and RMB335, for the six months ended June 30, 2026 and 2025, respectively) | | **(3,749,322)** | (3,954,473) |
| Research and development expenses (including expenses generated from related parties of RMB76,370 and RMB98,839, for the six months ended June 30, 2026 and 2025, respectively) | | **(1,041,277)** | (1,217,052) |
| Impairment of goodwill, intangible assets and other long-lived assets | | **–** | (28,191) |
| **Total operating expenses** | | **(7,274,798)** | (8,870,661) |
| **Income from operations** | | **4,298,931** | 1,650,021 |
| Interest income, net (including interest expense generated from related parties of RMB8,470 for the six months ended June 30, 2026 and interest income generated from related parties of RMB6,689 for the six months ended June 30, 2025, respectively) | 20 | **261,462** | 492,508 |
| Share of results of equity investees | | **(15,789)** | 14,316 |
| Fair value changes in investments, net | | **211,757** | 222,226 |
| Impairment loss for equity investments accounted for using measurement alternative | 13 | **(855)** | (1,214) |
| Foreign currency exchange gain (loss) | | **13,655** | (44,947) |
| Other income, net | 19 | **635,558** | 767,999 |
| **Income before income tax expense** | | **5,404,719** | 3,100,909 |
| Income tax expense | 21 | **(1,525,764)** | (938,942) |
| **Net income** | | **3,878,955** | 2,161,967 |
| Net income attributable to non-controlling interest shareholders | | **(584)** | (5,129) |
| **Net income attributable to KE Holdings Inc.** | | **3,878,371** | 2,156,838 |
| **Net income attributable to KE Holdings Inc.'s ordinary shareholders** | | **3,878,371** | 2,156,838 |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Note | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|---|
| **Net income** | | **3,878,955** | 2,161,967 |
| **Other comprehensive income (loss)** | | | |
| Currency translation adjustments | | **(582,671)** | (77,107) |
| Unrealized gains on available-for-sale investments, net of reclassification | | **21,005** | 6,092 |
| **Total other comprehensive loss** | | **(561,666)** | (71,015) |
| **Total comprehensive income** | | **3,317,289** | 2,090,952 |
| Comprehensive income attributable to non-controlling interest shareholders | | **(584)** | (5,129) |
| **Comprehensive income attributable to KE Holdings Inc.** | | **3,316,705** | 2,085,823 |
| **Comprehensive income attributable to KE Holdings Inc.'s ordinary shareholders** | | **3,316,705** | 2,085,823 |
| **Weighted average number of ordinary shares used in computing net income per share, basic and diluted** | | | |
| – Basic | 26 | **3,255,466,680** | 3,359,945,551 |
| – Diluted | 26 | **3,378,674,991** | 3,514,649,718 |
| **Net income per share attributable to ordinary shareholders** | | | |
| – Basic | 26 | **1.19** | 0.64 |
| – Diluted | 26 | **1.15** | 0.61 |
| **Share-based compensation expenses included in:** | 22 | | |
| Cost of revenues | | **257,637** | 204,015 |
| Sales and marketing expenses | | **107,955** | 81,102 |
| General and administrative expenses | | **479,920** | 648,677 |
| Research and development expenses | | **59,587** | 82,603 |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data, unless otherwise noted)

| | Attributable to owners of KE Holdings Inc. | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Ordinary shares | | Treasury shares | | Additional paid-in capital | Statutory reserves | Accumulated other comprehensive income (loss) | Retained earnings | Total | Non-controlling interests | Total equity |
| | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| **Balance at December 31, 2025** | **3,274,344,681** | **450** | **(21,608,250)** | **(848,433)** | **64,802,176** | **1,054,872** | **290,029** | **1,142,194** | **66,441,288** | **88,546** | **66,529,834** |
| Net income | - | - | - | - | - | - | - | 3,878,371 | 3,878,371 | 584 | 3,878,955 |
| Exercise of share options | 3,037,944 | - | - | - | - | - | - | - | - | - | - |
| Vesting of restricted share units | 35,200,242 | 5 | - | - | (5) | - | - | - | - | - | - |
| Share-based compensation | - | - | - | - | 905,099 | - | - | - | 905,099 | - | 905,099 |
| Repurchase of ordinary shares | - | - | (83,447,875) | (3,079,587) | - | - | - | - | (3,079,587) | - | (3,079,587) |
| Cancellation of ordinary shares | (88,786,722) | (12) | 88,786,722 | 3,356,839 | (2,026,301) | - | - | (1,330,526) | - | - | - |
| Surrender of ordinary shares | (4) | - | - | - | - | - | - | - | - | - | - |
| Currency translation adjustments | - | - | - | - | - | - | (582,671) | - | (582,671) | - | (582,671) |
| Disposal of subsidiaries with non-controlling interests | - | - | - | - | - | - | - | - | - | (29,619) | (29,619) |
| Unrealized gains on available-for-sale investments, before reclassification | - | - | - | - | - | - | 21,005 | - | 21,005 | - | 21,005 |
| Dividend to shareholders | - | - | - | - | (2,066,628) | - | - | - | (2,066,628) | - | (2,066,628) |
| **Balance at June 30, 2026** | **3,223,796,141** | **443** | **(16,269,403)** | **(571,181)** | **61,614,341** | **1,054,872** | **(271,637)** | **3,690,039** | **65,516,877** | **59,511** | **65,576,388** |

| | Attributable to owners of KE Holdings Inc. | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Ordinary shares | | Treasury shares | | Additional paid-in capital | Statutory reserves | Accumulated other comprehensive income | (Accumulated deficit)/ Retained earnings | Total | Non-controlling interests | Total equity |
| | Shares | RMB | Shares | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| **Balance at December 31, 2024** | 3,353,665,027 | 461 | (20,944,992) | (949,410) | 72,460,562 | 926,972 | 609,112 | (1,723,881) | 71,323,816 | 124,179 | 71,447,995 |
| Net income | - | - | - | - | - | - | - | 2,156,838 | 2,156,838 | 5,129 | 2,161,967 |
| Exercise of share options | 11,893,434 | 2 | - | - | - | - | - | - | 2 | - | 2 |
| Vesting of restricted share units | 26,393,919 | 4 | - | - | (4) | - | - | - | - | - | - |
| Vesting of restricted share | 17,726,342 | 3 | - | - | (3) | - | - | - | - | - | - |
| Share-based compensation | - | - | - | - | 1,016,397 | - | - | - | 1,016,397 | - | 1,016,397 |
| Repurchase of ordinary shares | - | - | (62,781,318) | (2,830,382) | - | - | - | - | (2,830,382) | - | (2,830,382) |
| Cancellation of ordinary shares | (53,770,353) | (8) | 53,770,353 | 2,428,201 | (2,428,193) | - | - | - | - | - | - |
| Surrender of ordinary shares | (2) | - | - | - | - | - | - | - | - | - | - |
| Currency translation adjustments | - | - | - | - | - | - | (77,107) | - | (77,107) | - | (77,107) |
| Disposal of subsidiaries with non-controlling interests | - | - | - | - | - | - | - | - | - | (4,128) | (4,128) |
| Unrealized gains on available-for-sale investments, before reclassification | - | - | - | - | - | - | 4,152 | - | 4,152 | - | 4,152 |
| Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income | - | - | - | - | - | - | 1,940 | - | 1,940 | - | 1,940 |
| Dividend to shareholders | - | - | - | - | (2,881,151) | - | - | - | (2,881,151) | - | (2,881,151) |
| **Balance at June 30, 2025** | 3,355,908,367 | 462 | (29,955,957) | (1,351,591) | 68,167,608 | 926,972 | 538,097 | 432,957 | 68,714,505 | 125,180 | 68,839,685 |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| | RMB | RMB |
| **Cash flows from operating activities:** | | |
| Net income | 3,878,955 | 2,161,967 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | |
| Depreciation of property, plant and equipment | 326,854 | 360,819 |
| Amortization of intangible assets | 62,676 | 70,566 |
| Provision of allowance for expected credit losses | 424,631 | 133,849 |
| Impairment of goodwill, intangible assets and other long-lived assets | – | 28,191 |
| Impairment loss for equity investments accounted for using measurement alternative | 855 | 1,214 |
| Inventory impairment charge | 75,767 | – |
| Deferred tax expenses | 68,175 | – |
| Share of results of equity investees | 15,789 | (14,316) |
| Dividend received from equity method investments | 38,400 | 9,000 |
| Fair value changes in investments | 163,473 | (222,226) |
| Investment and interest income, net | 319,875 | (170,312) |
| Foreign currency exchange (gain) loss | (25,011) | 28,392 |
| Loss on disposal of property, plant and equipment and intangible assets | 58,700 | 16,797 |
| Share-based compensation expenses | 905,099 | 1,016,397 |
| Changes in assets and liabilities: | | |
| Accounts receivable and contract assets | (1,248,232) | 875,695 |
| Amounts due from and prepayments to related parties | (7,924) | (41,600) |
| Inventories | (63,450) | (982,717) |
| Prepayments, receivables and other assets | (1,629,656) | (98,247) |
| Right-of-use assets | 5,872,738 | 237,757 |
| Other non-current assets | (210,508) | (145,330) |
| Accounts payable | 105,056 | (2,304,638) |
| Amounts due to related parties | 6,458 | 28,305 |
| Employee compensation and welfare payable | (1,680,876) | (3,118,100) |
| Contract liabilities and deferred revenue | 1,223,910 | 161,439 |
| Lease liabilities | (4,957,972) | (651,765) |
| Accrued expenses and other current liabilities | 1,080,031 | 12,141 |
| Income taxes payable | 337,219 | (532,336) |
| Other liabilities | (196) | – |
| **Net cash provided by (used in) operating activities** | 5,140,836 | (3,139,058) |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| **Cash flows from investing activities:** | | |
| Purchases of time deposits and held-to-maturity debt investments | **(12,540,038)** | (6,575,071) |
| Maturities of time deposits and held-to-maturity debt investments | **11,455,249** | 15,487,973 |
| Purchases of available-for-sale debt investments | **–** | (377,923) |
| Sales and maturities of available-for-sale debt investments | **–** | 477,803 |
| Purchases of other long-term investments | **(5,596,423)** | (5,612,419) |
| Disposal of other long-term investments | **1,150** | 13,845 |
| Purchases of other short-term investments | **(12,277,170)** | (14,303,584) |
| Maturities of other short-term investments | **18,364,008** | 18,993,814 |
| Proceeds from disposal of subsidiaries and long-lived assets | **4,248** | 6,530 |
| Purchases of property, plant and equipment, intangible assets and other long-lived assets | **(244,837)** | (482,346) |
| Financing receivables originated | **(49,496,833)** | (39,070,925) |
| Collections of financing receivables principal | **48,291,198** | 39,959,108 |
| Loans to related parties and others | **(76,720)** | (806,940) |
| Repayments of loans from related parties and others | **350,771** | 240,627 |
| **Net cash (used in) provided by investing activities** | **(1,765,397)** | 7,950,492 |
| **Cash flows from financing activities:** | | |
| Repurchase of ordinary shares | **(3,079,587)** | (2,830,382) |
| Proceeds from issuance of ordinary shares upon exercise of share option | **–** | 2 |
| Proceeds from short-term borrowings | **–** | 236,730 |
| Repayments of short-term borrowings | **(121,910)** | (324,334) |
| Proceeds from long-term borrowings | **32,772** | 56,625 |
| Repayments of long-term borrowings, current portion | **(24,000)** | – |
| Proceeds from related party loans | **824,360** | – |
| Repayments of related party loans | **(133,000)** | – |
| Dividends paid to equity holders of the Company | **(2,066,628)** | (2,881,151) |
| Rental deposit paid on behalf of others | **(543,546)** | (112,778) |
| Rental deposit received on behalf of others | **588,786** | 267,799 |
| Change in customer deposits payable and other amounts collected and payable on behalf of others, net | **1,648,440** | (333,475) |
| **Net cash used in financing activities** | **(2,874,313)** | (5,920,964) |
| **Effect of exchange rate change on cash, cash equivalents and restricted cash** | **(18,811)** | 40,690 |
| **Net increase (decrease) in cash, cash equivalents and restricted cash** | **482,315** | (1,068,840) |

# UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, unless otherwise noted)

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| | RMB | RMB |
| **Cash, cash equivalents and restricted cash at the beginning of the period** | | |
| Including: | | |
| Cash and cash equivalents at the beginning of the period | 7,773,182 | 11,442,965 |
| Restricted cash at the beginning of the period | 8,170,605 | 8,858,449 |
| **Total** | 15,943,787 | 20,301,414 |
| **Cash, cash equivalents and restricted cash at the end of the period** | | |
| Including: | | |
| Cash and cash equivalents at the end of the period | 7,387,006 | 11,115,936 |
| Restricted cash at the end of the period | 9,039,096 | 8,116,638 |
| **Total** | 16,426,102 | 19,232,574 |
| **Supplemental disclosures:** | | |
| Cash paid for income taxes | (1,134,196) | (1,484,144) |
| Cash paid for interest | (3,765) | (2,990) |
| **Non-cash investing activities** | | |
| Changes in accounts payable related to property, plant and equipment | 57,001 | 83,158 |

# NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

## 1. GENERAL INFORMATION

KE Holdings Inc. ("the Company") was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities ("VIEs") and the subsidiaries of the VIEs (collectively, the "Group"), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People's Republic of China (the "PRC" or "China").

The condensed consolidated interim financial information comprises the interim condensed consolidated balance sheets as of June 30, 2026, the interim condensed consolidated statements of comprehensive income, the interim condensed consolidated statements of changes in shareholders' equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and selected explanatory notes (the "Interim Financial Information"). The Interim Financial Information is presented in RMB, unless otherwise stated.

The Interim Financial Information was approved by the board of directors of the Company on August 21, 2026.

The Interim Financial Information has not been audited but has been reviewed by the external auditor of the Company.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and methods of computations used in the preparation of the Interim Financial Information are consistent with those used in the preparation of the 2025 annual financial statements.

### 2.1 Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses* (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements are required to be adopted prospectively with the option for retrospective application. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

### 2.1 Recently issued accounting pronouncements not yet adopted (continued)

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles – Goodwill and Other – Internal-Use Software* (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as "project stages") throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In October 2025, the FASB issued ASU 2025-10, *Accounting for Government Grants Received by Business Entities*, which establishes the accounting for business entities on the recognition, measurement, presentation, and disclosure of government grants. The ASU is effective for public entities for fiscal years beginning after December 15, 2028, and interim periods for fiscal years beginning after December 15, 2029. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-12, *Codification Improvements*. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, *Environmental Credits and Environmental Credit Obligations* (Topic 818). The amendments in this update are expected to provide investors with additional decision-useful information by improving the (1) understandability of financial accounting and reporting information about environmental credits and environmental credit obligations associated with regulatory compliance programs and (2) comparability of that information by reducing diversity in practice. The amendments in ASU 2026-02 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group is currently evaluating the provisions of this ASU.

## 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

### 2.1 Recently issued accounting pronouncements not yet adopted (continued)

Other new accounting pronouncements issued but not effective until after June 30, 2026 did not and are not expected to have a material impact on our financial position, results of operations or liquidity.

### 2.2 Basis of preparation

The accompanying unaudited interim condensed consolidated financial information has been prepared on the same basis as the audited financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. Accordingly, the unaudited interim condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

*Changes in Presentation*

Prior period balances have been adjusted to present "Inventories" as a separate line item distinct from "Prepayments, receivables and other assets" on the Company's Consolidated Balance Sheets to conform to the current period presentation.

### 2.3 Use of estimates

The preparation of the Interim Financial Information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses. Actual results could differ from those estimates.

In preparing the Interim Financial Information, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were substantially the same as those applied to the 2025 annual financial statements.

## 3. CONCENTRATION AND RISKS

### Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the six months ended June 30, 2026 and 2025.

### Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of June 30, 2026 and December 31, 2025, the majority of the Group's cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group's total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments held at top five financial institutions in mainland China representing 14.7%, 12.2%, 7.0%, 6.6% and 6.2% of the Group's total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments as of June 30, 2026. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group's cash and cash equivalents, restricted cash, short-term investments and long-term debt investments are financially sound based on publicly available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group's ongoing monitoring controls for the outstanding balances. As of June 30, 2026, the Group has no significant concentration of credit risk with respect to the assets mentioned above. As of December 31, 2025, the total receivables due from a single customer amounted to RMB278.9 million, which was deemed to expose the Group to a concentration of credit risk.

## 3. CONCENTRATION AND RISKS (continued)

### Concentration of credit risk (continued)

Individually assessed accounts receivable and other receivables are measured for credit loss based on the present value of the expected future cash inflows of the collateral, less estimated transaction costs, if the accounts receivable and other receivables are collateral-dependent. As of June 30, 2026, for the accounts receivable and other receivables due from a specific real estate developer, which are secured by a commercial property, full expected credit loss allowances of RMB332.9 million and RMB431.1 million have been recognized against the two categories of receivables, respectively.

The expected credit loss rates for accounts receivable and contract assets are 26.7% and 29.1% as of June 30, 2026 and December 31, 2025, respectively. The expected credit loss rates for financing receivables are 6.7% and 11.4% as of June 30, 2026 and December 31, 2025, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 39.0% and 30.5% as of June 30, 2026 and December 31, 2025, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

### Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group's cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB41.9 billion and RMB38.3 billion as of June 30, 2026 and December 31, 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

### Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollar at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 3.0% for the six months ended June 30, 2026. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

## 4. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Cash and cash equivalents (i):** | | |
| Cash | **7,316,706** | 7,342,872 |
| Cash equivalents | **70,300** | 430,310 |
| **Restricted cash (ii):** | | |
| Current | **9,039,096** | 8,170,605 |
| **Total cash, cash equivalents and restricted cash** | **16,426,102** | 15,943,787 |

(i) Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the six months ended June 30, 2026 and 2025 was 2.4% and 2.0%, respectively.

(ii) The Group's restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group's online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group's agency, guarantee, property development business and financing services; 3) funds received from pre-sale proceeds of real estate properties under development, which is placed with banks in escrow accounts; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash was 67.7%, 20.0%, 11.7% and 0.6% as of June 30, 2026; 55.1%, 34.2%, 10.2%, and 0.5% as of December 31, 2025, respectively.

## 5. SHORT-TERM INVESTMENTS

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Short-term investments:** | | |
| Bank time deposits | **10,998,741** | 7,057,770 |
| Wealth management products | **21,302,002** | 21,625,789 |
| Held-to-maturity debt investments | **2,057,862** | 5,526,195 |
| Available-for-sale debt investments | **5,227,328** | 5,370,207 |
| **Total** | **39,585,933** | 39,579,961 |

## 5. SHORT-TERM INVESTMENTS (continued)

The following table sets forth selected data with respect to the Group's short-term investments at June 30, 2026:

| | As of June 30, 2026 | | | |
|---|---|---|---|---|
| | Cost or amortized cost less allowance for credit losses | Gross unrecognized holding gains | Gross unrecognized holding losses | Fair value |
| | RMB | RMB | RMB | RMB |
| | (in thousands) | | | |
| Held-to-maturity debt investments | 2,057,862 | – | (4,651) | 2,053,211 |
| Available-for-sale debt investments | 5,240,393 | – | (13,065) | 5,227,328 |

## 6. INVENTORIES

| | As of June 30, 2026 | As of December 31, 2025 |
|---|---|---|
| | RMB | RMB |
| | (in thousands) | |
| Real estate properties under development (i) | 2,263,485 | 2,234,114 |
| Other inventories | 578,232 | 619,920 |
| **Total** | 2,841,717 | 2,854,034 |

(i) As of June 30, 2026, land use rights included in the real estate properties under development amounted to RMB1.8 billion (December 31, 2025: RMB1.8 billion).

As of June 30, 2026, land use rights with an aggregate book value of RMB1.8 billion (December 31, 2025: RMB1.8 billion) were pledged as collateral for corresponding project specific bank loans.

As of June 30, 2026, capitalized interest costs included in the real estate properties under development amounted to RMB5.8 million (December 31, 2025: RMB2.4 million).

As of June 30, 2026, real estate properties under development were net of valuation write-downs of RMB75.8 million (December 31, 2025: nil).

## 7. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Current:** | | |
| Prepaid rental and other deposits | **1,021,931** | 1,154,495 |
| Advances to suppliers | **419,612** | 448,522 |
| VAT-input deductible | **657,249** | 745,485 |
| Capitalized costs of obtaining contracts and prepaid initial direct costs (i) | **655,674** | 511,450 |
| Deposits paid to real estate developers (ii) | **14,942** | 178,249 |
| Prepaid income tax | **160,441** | 146,646 |
| Staff advances | **47,036** | 48,126 |
| Receivable related to employees' exercise of share-based awards | **85,134** | 35,137 |
| Interests receivable | **12,143** | 7,340 |
| Receivables from escrow account | **31,993** | 23,030 |
| Others | **448,117** | 427,648 |
| **Total** | **3,554,272** | 3,726,128 |
| **Non-current:** | | |
| Deferred tax asset | **1,257,595** | 1,257,595 |
| VAT-input deductible | **366,618** | 357,511 |
| Others | **349,396** | 147,996 |
| **Total** | **1,973,609** | 1,763,102 |

(i) Capitalized costs of obtaining contracts and prepaid initial direct costs

For the six months ended June 30, 2026 and 2025, RMB598.5 million and RMB646.8 million were amortized respectively.

(ii) Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

## 8. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| New home transaction services | **4,171,240** | 3,558,480 |
| Existing home transaction services | **564,118** | 463,634 |
| Home renovation and furnishing | **469,637** | 407,180 |
| Home rental services | **71,313** | 54,531 |
| Emerging and other services | **174,452** | 106,273 |
| **Accounts receivable** | **5,450,760** | 4,590,098 |
| Allowance for credit losses | **(1,665,454)** | (1,498,651) |
| **Accounts receivable, net** | **3,785,306** | 3,091,447 |

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| – Up to 3 months | **2,953,183** | 2,198,699 |
| – 3 months to 1 year | **731,179** | 727,822 |
| – over 1 year | **1,766,398** | 1,663,577 |
| **Accounts receivable** | **5,450,760** | 4,590,098 |
| Less: allowance for credit losses | **(1,665,454)** | (1,498,651) |
| **Accounts receivable, net** | **3,785,306** | 3,091,447 |

## 8. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (continued)

The movements in the allowance for credit losses of accounts receivable are as follows:

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Balance at the beginning of the period** | **(1,498,651)** | (1,517,099) |
| Additions | **(166,069)** | (75,667) |
| Write-offs/(Recoveries) | **(734)** | 38,822 |
| **Balance at the end of the period** | **(1,665,454)** | (1,553,944) |

Contract assets, net consists of the following:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Contract assets – gross** | **1,269,205** | 959,080 |
| Allowance for credit losses | **(125,637)** | (113,551) |
| **Contract assets, net** | **1,143,568** | 845,529 |

The contract assets are mainly related to the Group's home renovation business and home rental services. The Group's contract assets represent the amount for which the Group has satisfied some or all of its performance obligations but has not yet obtained an unconditional right to receive payment.

## 9. FINANCING RECEIVABLES, NET

Financing receivables, net as of June 30, 2026 and December 31, 2025 consisted of the following:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Short-term:** | | |
| Financing receivables from consolidated trusts | **2,549,578** | 1,348,814 |
| Financing receivables from micro-loan platforms | **184,218** | 179,346 |
| **Total short-term financing receivables** | **2,733,796** | 1,528,160 |
| Allowance for credit losses | **(182,002)** | (174,478) |
| **Total short-term financing receivables, net** | **2,551,794** | 1,353,682 |

These balances represent short-term financing receivables that are personal credit loans to property owners and tenants, and to other individual borrowers, all of which are due within one year as of June 30, 2026 and December 31, 2025.

### Financing Receivables – Allowance for Credit Losses and Credit Quality

The allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group's customer collection trends. The management updated the current expected credit loss ("CECL") model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses decreased to 6.7% of gross financing receivables (net of unearned income) at June 30, 2026 from 11.4% at December 31, 2025, which was mainly attributable to a higher proportion of current financing receivables that are not past due in the portfolio.

## 9. FINANCING RECEIVABLES, NET (continued)

Financing Receivables – Allowance for Credit Losses and Credit Quality (continued)

The activities in the provision for credit losses for the six months ended June 30, 2026 and 2025, respectively, consisted of the following:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| | (in thousands) | |
| **Beginning balance** | **(174,478)** | (147,330) |
| Provisions | **(7,524)** | (17,249) |
| **Ending balance** | **(182,002)** | (164,579) |

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

*Type of borrowers:*

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rates in this category are 5.2% and 9.0% as of June 30, 2026 and December 31, 2025, respectively.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rates in this category were 98.5% and 98.5% as of June 30, 2026 and December 31, 2025, respectively.

*Delinquency:*

Based on the past due days, the Group separates the contracts into 6 groups including current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 7.0% and 12.2% as of June 30, 2026 and December 31, 2025, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

## 9. FINANCING RECEIVABLES, NET (continued)

### Financing Receivables – Allowance for Credit Losses and Credit Quality (continued)

*Delinquency: (continued)*

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

| RMB in thousands | 1-29 Days Past Due | 30-59 Days Past Due | 60-89 Days Past Due | 90-179 Days Past Due | 180 days or greater Past Due | Total Past Due | Current | Total |
|---|---|---|---|---|---|---|---|---|
| Property transaction related business | | | | | | | | |
| 2021 and before | – | – | – | – | 98,857 | 98,857 | – | 98,857 |
| 2022 | – | – | – | – | 391 | 391 | – | 391 |
| 2023 | – | – | – | – | 1,572 | 1,572 | – | 1,572 |
| 2024 | – | – | – | – | 12,647 | 12,647 | – | 12,647 |
| 2025 | 6,140 | 2,495 | 2,542 | 13,785 | 6,610 | 31,572 | 1,341,407 | 1,372,979 |
| Subtotal | 6,140 | 2,495 | 2,542 | 13,785 | 120,077 | 145,039 | 1,341,407 | 1,486,446 |
| Non-property transaction related business | | | | | | | | |
| 2021 and before | – | – | – | – | 41,382 | 41,382 | – | 41,382 |
| 2022 | – | – | – | – | 332 | 332 | – | 332 |
| 2023 | – | – | – | – | – | – | – | – |
| 2024 | – | – | – | – | – | – | – | – |
| 2025 | – | – | – | – | – | – | – | – |
| Subtotal | – | – | – | – | 41,714 | 41,714 | – | 41,714 |
| **December 31, 2025** | 6,140 | 2,495 | 2,542 | 13,785 | 161,791 | 186,753 | 1,341,407 | 1,528,160 |
| Property transaction related business | | | | | | | | |
| 2022 and before | **–** | **–** | **–** | **–** | **99,097** | **99,097** | **–** | **99,097** |
| 2023 | **–** | **–** | **–** | **–** | **1,572** | **1,572** | **–** | **1,572** |
| 2024 | **–** | **–** | **–** | **–** | **12,381** | **12,381** | **–** | **12,381** |
| 2025 | **–** | **–** | **–** | **5,507** | **21,347** | **26,854** | **–** | **26,854** |
| 2026 | **3,729** | **2,003** | **1,492** | **2,874** | **–** | **10,098** | **2,542,125** | **2,552,223** |
| Subtotal | **3,729** | **2,003** | **1,492** | **8,381** | **134,397** | **150,002** | **2,542,125** | **2,692,127** |
| Non-property transaction related business | | | | | | | | |
| 2022 and before | **–** | **–** | **–** | **–** | **41,669** | **41,669** | **–** | **41,669** |
| 2023 | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| 2024 | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| 2025 | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| 2026 | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| Subtotal | **–** | **–** | **–** | **–** | **41,669** | **41,669** | **–** | **41,669** |
| **June 30, 2026** | **3,729** | **2,003** | **1,492** | **8,381** | **176,066** | **191,671** | **2,542,125** | **2,733,796** |

## 10. PROPERTY, PLANT AND EQUIPMENT, NET

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Office building | 697,455 | 697,455 |
| Vehicles | 19,984 | 21,320 |
| Computer equipment | 1,218,457 | 1,247,976 |
| Furniture and office equipment | 399,427 | 410,740 |
| Leasehold improvement | 3,118,344 | 3,220,054 |
| Construction in progress | 241,649 | 184,489 |
| **Total** | 5,695,316 | 5,782,034 |
| Less: accumulated depreciation | (3,809,119) | (3,693,138) |
| Less: accumulated impairment | (19,272) | (19,272) |
| **Net book value** | 1,866,925 | 2,069,624 |

Depreciation expenses recognized for the six months ended June 30, 2026 and 2025 amounted to RMB326.9 million and RMB360.8 million, respectively.

## 11. INTANGIBLE ASSETS, NET

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Software | 130,975 | 130,975 |
| Trademarks and domain names | 1,200,863 | 1,200,880 |
| Licenses | 441,105 | 441,105 |
| **Total** | 1,772,943 | 1,772,960 |
| Less: accumulated amortization | (804,016) | (741,336) |
| Less: accumulated impairment | (308,948) | (308,948) |
| **Net book value** | 659,979 | 722,676 |

Amortization expenses recognized for the six months ended June 30, 2026 and 2025 amounted to RMB62.7 million and RMB70.6 million, respectively.

## 12. LEASES

### (a) The Group as a lessee

The components of lease cost for the six months ended June 30, 2026 and 2025 were listed as follows:

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Operating lease cost | **7,548,072** | 9,748,585 |
| Short-term lease cost | **18,030** | 38,362 |
| **Total** | **7,566,102** | 9,786,947 |

Supplemental cash flows information related to leases was as follows:

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | |
| Operating cash flows payment from operating leases | **7,447,463** | 10,063,911 |
| **Right-of-use assets obtained in exchange for lease liabilities:** | | |
| Total right-of-use assets obtained in exchange for new operating lease liabilities | **2,841,763** | 9,997,914 |

## 12. LEASES (continued)

### (a) The Group as a lessee (continued)

The components of right-of-use assets obtained in exchange for new operating lease liabilities were as follows:

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Right-of-use assets obtained in exchange for lease liabilities:** | | |
| Store leases | **911,634** | 1,189,257 |
| Administrative office leases | **52,022** | 60,682 |
| Leases of rental property management services | **1,878,107** | 8,747,975 |
| **Total** | **2,841,763** | 9,997,914 |

Supplemental balance sheet information related to leases was as follows:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Operating leases** | | |
| Store leases | **3,937,839** | 4,475,510 |
| Administrative office leases | **558,818** | 704,252 |
| Leases of rental property management services | **8,393,716** | 13,582,195 |
| Land use rights | **377,215** | 382,172 |
| **Total operating lease assets** | **13,267,588** | 19,144,129 |
| Operating lease liabilities, current | **7,898,221** | 10,658,576 |
| Operating lease liabilities, non-current | **4,764,633** | 6,969,571 |
| **Total operating lease liabilities** | **12,662,854** | 17,628,147 |

## 12. LEASES (continued)

### (a) The Group as a lessee (continued)

| | For the Six Months Ended June 30, 2026 | 2025 |
|---|---|---|
| **Weighted-average remaining lease term (in years)** | | |
| Operating leases | **2.43** | 2.40 |
| Land use rights | **38.19** | 39.19 |
| | | |
| **Weighted-average discount rate** | | |
| Operating leases | **3.22%** | 3.70% |
| Land use rights | **3.97%** | 3.97% |

Maturities of lease liabilities were as follows:

| | As of June 30, 2026 RMB (in thousands) |
|---|---|
| Remainder of 2026 | **5,196,683** |
| 2027 | **4,528,106** |
| 2028 | **1,778,956** |
| 2029 | **824,318** |
| 2030 | **382,724** |
| 2031 | **145,009** |
| Thereafter | **290,235** |
| **Total undiscounted lease payments** | **13,146,031** |
| Less: imputed interest | **(483,177)** |
| **Total lease liabilities** | **12,662,854** |

The Group's lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group's lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

## 12. LEASES (continued)

### (b) The Group as a lessor

Lease income recognized for the six months ended June 30, 2026 and 2025 was as follows, which is included in the home rental services line item in the unaudited interim condensed consolidated statements of comprehensive income:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| | (in thousands) | |
| Operating lease income | **7,238,451** | 9,368,772 |
| **Total lease income** | **7,238,451** | 9,368,772 |

Maturities of undiscounted lease receivables to be received were as follows:

| | **As of June 30, 2026** |
|---|---|
| | **RMB** |
| | **(in thousands)** |
| Remainder of 2026 | **10,802,055** |
| 2027 | **5,291,068** |
| 2028 | **614,469** |
| 2029 | **62,108** |
| 2030 | **14,849** |
| 2031 | **6,085** |
| Thereafter | **6,591** |
| **Total undiscounted lease receivables** | **16,797,225** |

## 13. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Investments in equity method investees | **1,910,734** | 1,758,510 |
| Investments accounted for at fair value (i) | **5,015,260** | 5,717,276 |
| Equity investments without readily determinable fair value using the NAV practical expedient | **55,549** | 59,446 |
| Equity investments without readily determinable fair value using the measurement alternative (ii) | **59,715** | 55,681 |
| Long-term time deposits (iii) | **1,841,929** | 11,477,840 |
| Held-to-maturity debt investments (iv) | **10,703,195** | 1,079,771 |
| **Total long-term investments** | **19,586,382** | 20,148,524 |

(i) Investments accounted for at fair value

The following table shows the carrying amount and fair value of investments accounted for at fair value:

| | Cost basis RMB | Gross unrealized gains RMB | Gross unrealized losses RMB | Exchange adjustments RMB | Fair value RMB |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| Marketable securities | 96,848 | – | (47,671) | 4,497 | 53,674 |
| Unlisted equity securities and loan receivables measured at fair value | 245,076 | – | (196,696) | – | 48,380 |
| Wealth management products (a) | 5,537,500 | 80,750 | (3,028) | – | 5,615,222 |
| **Balance at December 31, 2025** | 5,879,424 | 80,750 | (247,395) | 4,497 | 5,717,276 |
| Marketable securities | **96,848** | **–** | **(52,042)** | **2,816** | **47,622** |
| Unlisted equity securities and loan receivables measured at fair value | **255,708** | **–** | **(195,740)** | **–** | **59,968** |
| Wealth management products (a) | **4,904,870** | **11,071** | **(3,028)** | **(5,243)** | **4,907,670** |
| **Balance at June 30, 2026** | **5,257,426** | **11,071** | **(250,810)** | **(2,427)** | **5,015,260** |

(a) Wealth management products

For the six months ended June 30, 2026 and 2025, gain of RMB11.1 million and RMB34.2 million resulting from changes in fair value of the wealth management products under fair value option was recorded in earnings in the unaudited interim condensed consolidated statements of comprehensive income, respectively.

## 13. LONG-TERM INVESTMENTS, NET (continued)

(ii) Equity investments without readily determinable fair value using the measurement alternative

As of June 30, 2026 and December 31, 2025, investments accounted for under measurement alternative were RMB59.7 million and RMB55.7 million, respectively. There was no upward adjustment identified by the management for the six months ended June 30, 2026 and 2025.

The total carrying value of investment in private companies accounted for under measurement alternative held as of June 30, 2026 and December 31, 2025 is as follows:

| | **As of June 30, 2026 RMB** | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Initial cost basis | **846,184** | 842,155 |
| Cumulated unrealized losses (including impairment) | **(786,469)** | (786,474) |
| **Total carrying value** | **59,715** | 55,681 |

During the six months ended June 30, 2026 and 2025, RMB0.9 million and RMB1.2 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in "Impairment loss for equity investments accounted for using measurement alternative" in the Group's unaudited interim condensed consolidated statements of comprehensive income. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

(iii) Long-term time deposits

The Group's long-term time deposits are time deposits placed with banks with original maturities of more than one year and those maturity dates within one year will be reclassified to short-term investments. As of June 30, 2026, deposits were denominated in RMB amounting to approximately RMB1.8 billion, among which RMB1.5 billion will mature in 2027, RMB0.2 billion will mature in 2028, and the remaining RMB0.1 billion will mature in 2029.

(iv) Held-to-maturity debt investments

Long-term held-to-maturity debt investments as of June 30, 2026 are shown as below, which would mature in 2 to 5 years:

| | **As of June 30, 2026** | | | |
|---|---|---|---|---|
| | **Cost or Amortized cost RMB** | **Gross unrecognized holding gains RMB** | **Gross unrecognized holding losses RMB** | **Fair value RMB** |
| | | **(in thousands)** | | |
| Held-to-maturity debt investments | **10,703,195** | **1,927** | **(140,102)** | **10,565,020** |

## 14. GOODWILL

For the six months ended June 30, 2026, the changes in the carrying value of goodwill by segment are as follows:

| | Existing home transaction services | New home transaction services | Home renovation and furnishing | Total |
|---|---|---|---|---|
| | RMB | RMB | RMB | RMB |
| | | (in thousands) | | |
| **Gross Carrying Value** | | | | |
| **As of December 31, 2025** | 1,557,385 | 1,691,080 | 3,223,997 | 6,472,462 |
| Addition | – | – | – | – |
| Disposal (i) | **(28,813)** | – | – | **(28,813)** |
| **As of June 30, 2026** | **1,528,572** | **1,691,080** | **3,223,997** | **6,443,649** |
| **Accumulated impairment** | | | | |
| **As of December 31, 2025** | (1,084,824) | (711,086) | (16,192) | (1,812,102) |
| Impairment (ii) | – | – | – | – |
| Disposal (i) | **28,813** | – | – | **28,813** |
| **As of June 30, 2026** | **(1,056,011)** | **(711,086)** | **(16,192)** | **(1,783,289)** |
| **Net Carrying Value** | | | | |
| **As of December 31, 2025** | 472,561 | 979,994 | 3,207,805 | 4,660,360 |
| **As of June 30, 2026** | **472,561** | **979,994** | **3,207,805** | **4,660,360** |

(i) During the six months ended June 30, 2026, the Group disposed of several local real estate agency companies which primarily engaged in existing home transaction services in multiple cities and RMB28.8 million of goodwill was derecognized.

(ii) During the six months ended June 30, 2026, the Group reviewed potential goodwill impairment indicators for all its reporting units, taking into account relevant market and operational factors. No impairment indicators were identified, and accordingly no impairment loss on goodwill was recognized for the period.

## 15. BORROWINGS

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Short-term borrowings | **85,807** | 207,717 |
| Long-term borrowings, current portion | **191,689** | – |
| Long-term borrowings | **–** | 182,917 |
| **Total** | **277,496** | 390,634 |

As of June 30, 2026, the contractual maturities of the borrowings are all within one year.

In May 2025, the Group entered into a 36-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB400.0 million, with RMB85.8 million outstanding as of June 30, 2026. Borrowings under the credit agreement are due within one year and bear interest at one-year LPR (Loan Prime Rate) minus 89 basis points. The land use right for Beihaojia's property under development in Shanghai has been pledged to secure the credit facility.

In May 2025, the Group entered into a 24-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB600.0 million with RMB191.7 million outstanding as of June 30, 2026. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 86 basis points. The land use right for Beihaojia's property under development in Chengdu has been pledged to secure the credit facility.

In March 2025, the Group entered into a 60-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB350.0 million and no funds had been drawn down under this credit facility as of June 30, 2026. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 55 basis points. A land use right in Hangzhou has been pledged for the credit facility.

## 16. CONTRACT LIABILITIES AND DEFERRED REVENUE

Contract liabilities and deferred revenue are recognized if the Group receives consideration in advance of performance and represent collections from customers for which revenue has not been recognized to date. RMB4,171.2 million of revenues recognized for the six months ended June 30, 2026 was included in the balance of contract liabilities and deferred revenue as of January 1, 2026. The contract liabilities and deferred revenue of the Group as of June 30, 2026 and December 31, 2025 are listed in the table below.

| | **As of June 30, 2026 RMB** | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Contract liabilities under ASC 606:** | | |
| Existing home transaction services | **305,091** | 275,811 |
| New home transaction services | **799,366** | 704,799 |
| Home renovation and furnishing | **1,873,786** | 2,143,164 |
| Beihaojia business (i) | **2,328,829** | 832,065 |
| Home rental services | **517,191** | 282,872 |
| Emerging and other services | **80,231** | 121,884 |
| **Subtotal** | **5,904,494** | 4,360,595 |
| **Deferred revenue under ASC 842:** | | |
| Home rental services | **1,009,709** | 1,329,698 |
| **Total** | **6,914,203** | 5,690,293 |

(i) Contract liabilities of the Beihaojia business represent funds received from pre-sale proceeds of real estate properties under development, which are recognized as revenue when the Group fulfills its performance obligation under the contract. The contract liabilities are classified as current liabilities as the balance is expected to be realized during the Beihaojia business's normal operating cycle.

## 17. ACCOUNTS PAYABLE

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Payable related to new home transaction business | **3,985,863** | 3,469,628 |
| Payable for home renovation materials and construction costs | **1,474,469** | 1,506,095 |
| Payable for real estate properties under development | **80,842** | 93,164 |
| Payable for advertising fees | **125,549** | 234,026 |
| Payable for internet service fees | **216,140** | 312,209 |
| Payable for leasehold improvements | **122,272** | 167,492 |
| Others | **94,444** | 269,515 |
| **Total** | **6,099,579** | 6,052,129 |

An ageing analysis of the trade payable as of June 30, 2026 and December 31, 2025, based on the invoice date, is as follows:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| – Up to 3 months | **5,638,402** | 5,715,186 |
| – 3 months to 1 year | **169,078** | 94,568 |
| – Over 1 year | **292,099** | 242,375 |
| **Accounts payable** | **6,099,579** | 6,052,129 |

## 18. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

| | **As of June 30, 2026 RMB** | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Deposit related to home renovation and furnishing services | **1,301,032** | 1,304,835 |
| Deposit related to home rental services (i) | **1,242,949** | 1,550,187 |
| Deposit related to new home transaction services | **1,099,771** | 1,366,902 |
| Deposit related to franchise services | **1,268,277** | 1,241,484 |
| Other tax payables | **329,273** | 256,381 |
| Accrued operating expenses | **174,071** | 312,324 |
| Amounts collected and payable on behalf of others (ii) | **939,627** | 773,932 |
| Payable of share repurchase consideration | **36,470** | 56,778 |
| Payable related to employees' exercise of share-based awards | **81,272** | 24,739 |
| Deferred guarantee revenue | **12,718** | 11,961 |
| Others | **626,581** | 688,554 |
| **Total** | **7,112,041** | 7,588,077 |

(i) Deposit related to home rental services represents the rental deposit collected from tenants under the original model of home rental services.

(ii) Amounts collected and payable on behalf of others refer to home purchase considerations collected from property buyers that have not yet been remitted to property sellers, and rental and related deposits collected from tenants under the new model of home rental services that are held by the Company on behalf of the property owners.

## 19. OTHER INCOME, NET

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Investment income, net | **340,667** | 337,404 |
| Government grants | **320,697** | 326,116 |
| Others | **(25,806)** | 104,479 |
| **Total** | **635,558** | 767,999 |

## 20. INTEREST INCOME, NET

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| Interest income | **271,074** | 505,372 |
| Interest expense | **(4,030)** | (3,775) |
| Others | **(5,582)** | (9,089) |
| **Total** | **261,462** | 492,508 |

## 21. TAXATION

For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period.

As the year progresses, the Group refines the estimates of the year's taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

## 21. TAXATION (continued)

The following table summarizes the composition of income tax expenses for the six months ended June 30, 2026 and 2025:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| | (in thousands) | |
| Current income tax expenses | **1,352,306** | 887,792 |
| Deferred income tax expenses | **173,458** | 51,150 |
| **Income tax expenses** | **1,525,764** | 938,942 |

The Group's effective tax rate for the six months ended June 30, 2026 and 2025 was 28.2% and 30.3%, respectively. During the six months ended June 30, 2026, the income tax expense was primarily driven by current tax on earnings of certain major China operations.

The Organization for Economic Co-operation and Development ("OECD") has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. Based on the Group's analysis of the enacted legislation for jurisdictions in which the Group operates, the impact on the Group's income tax provision for the six months ended June 30, 2025 was immaterial, and RMB44.7 million income tax provision was recorded for the six months ended June 30, 2026.

In June 2026, one of the Group's Mainland China subsidiaries distributed dividends of RMB681.8 million to its direct Hong Kong-based offshore parent company, and the full amount of distribution has been simultaneously reinvested in the form of capital contribution once received. In accordance with applicable tax regulation, a deferred income tax liability of RMB68.2 million was recorded as of June 30, 2026. Other than the aforementioned distribution, the Group does not have plans to have any of the Mainland China subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies in the foreseeable future. Accordingly, no withholding income tax has been accrued on the undistributed earnings of the Mainland China subsidiaries, VIEs and subsidiaries of the VIEs as of June 30, 2026.

## 22. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group are as follows:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| | RMB | RMB |
| | (in thousands) | |
| **Included in:** | | |
| Cost of revenues | **257,637** | 204,015 |
| Sales and marketing expenses | **107,955** | 81,102 |
| General and administrative expenses | **479,920** | 648,677 |
| Research and development expenses | **59,587** | 82,603 |
| **Total** | **905,099** | 1,016,397 |
| Share-based compensation related to share options (a) | **5,047** | 88,088 |
| Share-based compensation related to restricted share units (b) | **704,171** | 611,428 |
| Share-based compensation related to restricted shares (c) | **195,881** | 316,881 |
| **Total** | **905,099** | 1,016,397 |

There was no income tax benefit recognized in the unaudited interim condensed consolidated statements of comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the six months ended June 30, 2026 and 2025.

### (a) Share-based compensation related to share options

*2018 Share Option Plan*

On August 20, 2018, the Group adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A ordinary shares of the Group on December 28, 2018. Share options granted under the 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over a continuous service period of one to five years.

## 22. SHARE-BASED COMPENSATION (continued)

### (a) Share-based compensation related to share options (continued)

*2018 Share Option Plan (continued)*

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

During the six months ended June 30, 2026, no share option was granted under the 2018 Share Option Plan.

The following table summarizes activities of the Company's share options under the 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

| | Number of options outstanding | Weighted average exercise price US$ | Weighted average remaining contractual life In Years |
|---|---|---|---|
| **Outstanding as of December 31, 2025** | **10,177,344** | **0.00002** | **4.76** |
| Exercised | **(3,037,944)** | **0.00002** | |
| Forfeited or cancelled | **(3,000)** | **0.00002** | |
| **Outstanding as of June 30, 2026** | **7,136,400** | **0.00002** | **4.30** |

The total share-based compensation expenses recognized for share options during the six months ended June 30, 2026 and 2025 were RMB5.0 million and RMB88.1 million.

As of June 30, 2026, there was RMB5.2 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 0.5 year and may be adjusted for future changes in forfeitures.

## 22. SHARE-BASED COMPENSATION (continued)

### (b) Share-based compensation related to restricted share units

*2020 Share Incentive Plan*

In July 2020, the Group adopted a 2020 Global Share Incentive Plan (the "2020 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the "Award Pool") shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Group during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Group adopted the amended 2020 Global Share Incentive Plan (the "Amended 2020 Share Incentive Plan"), under which the maximum aggregate number of Class A ordinary shares, par value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 33,099,819 restricted share units have been granted to employees of the Group during the six months ended June 30, 2026, which are generally scheduled to be vested over a continuous service period of one to five years.

The following table summarizes activities of the Company's restricted share units under the 2020 Share Incentive Plan:

| | Number of RSU outstanding | Weighted average grant-date fair value US$ |
|---|---|---|
| **Outstanding as of December 31, 2025** | **77,024,949** | **5.88** |
| Granted | 33,099,819 | 4.96 |
| Vested | (35,200,242) | 5.77 |
| Forfeited or cancelled | (4,128,234) | 5.69 |
| **Outstanding as of June 30, 2026** | **70,796,292** | **5.51** |

## 22. SHARE-BASED COMPENSATION (continued)

### (b) Share-based compensation related to restricted share units (continued)

*2020 Share Incentive Plan (continued)*

The total share-based compensation expenses recognized for restricted share units during the six months ended June 30, 2026 and 2025 were RMB704.2 million and RMB611.4 million.

As of June 30, 2026, there was RMB2,120.0 million of unrecognized compensation expenses related to restricted share units granted to the Group's employees, which are expected to be recognized over a weighted-average period of 2.5 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units during the six months ended June 30, 2026 and 2025 was RMB1,384.4 million and RMB1,049.0 million, respectively.

### (c) Share-based compensation related to restricted shares

*2022 Share Incentive Plan*

In May 2022, the Group adopted a 2022 Global Share Incentive Plan (the "2022 Share Incentive Plan"), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the "Award Pool") shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restrictions on certain portions being removed each year, subject to the approval by a resolution of the Compensation Committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

- 50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

- One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

## 22. SHARE-BASED COMPENSATION (continued)

### (c) Share-based compensation related to restricted shares (continued)

*2022 Share Incentive Plan (continued)*

By May 2026, the transfer and dividend rights restrictions of 49,827,481 and 44,120,612 restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang shall be removed. However, Mr. PENG Yongdong and Mr. SHAN Yigang voluntarily extended the transfer and dividend rights restrictions of these restricted shares to the fifth anniversary of the stated vesting commencement date.

The extension of the restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred as the restricted shares have been vested under the original vesting conditions.

The total share-based compensation expenses recognized in relation to the above restricted Class A ordinary shares during the six months ended June 30, 2026 and 2025 were RMB195.9 million and RMB195.9 million, respectively.

As of June 30, 2026, there were RMB333.3 million of unrecognized compensation expenses related to restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang, which are expected to be recognized over a weighted-average period of 0.9 years and may be adjusted for future changes in forfeitures.

*Shengdu Acquisition*

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu's original shareholders, the Group issued 44,315,854 restricted Class A ordinary shares to Shengdu's original shareholders to acquire Shengdu's 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and the third anniversary of the stated vesting commencement date respectively.

The total share-based compensation expenses recognized in relation to Shengdu Acquisition during the six months ended June 30, 2026 and 2025 were nil and RMB121.0 million.

As of June 30, 2025 and 2026, all of the 44,315,854 restricted shares issued in relation to Shengdu Acquisition have been fully vested. The total fair value of shares vested for restricted shares for the six months ended June 30, 2026 and 2025 were nil and RMB486.7 million, respectively.

## 23. ORDINARY SHARES

The Company has 25,000,000,000 ordinary shares authorized at a par value of US$0.00002, comprising 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for conversion and voting rights.

Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company, except for amendments to the Company's articles of association (unless otherwise permitted by the Stock Exchange), the appointment, election or removal of independent non-executive directors, the engagement or dismissal of external auditors, and the liquidation of the Company's assets or a takeover.

During the six months ended June 30, 2026, the Company repurchased 78,532,275 Class A ordinary shares on the NYSE with an aggregate purchase price of RMB2,903.9 million (US$421.5 million). During the six months ended June 30, 2026, the Company repurchased 4,915,600 Class A ordinary shares on the HKEX with an aggregate purchase price of RMB175.7 million (HK$201.5 million). The repurchased shares were recorded in the treasury stock account before cancellation. During the six months ended June 30, 2026, the Company cancelled 88,786,722 Class A ordinary shares repurchased on the NYSE.

Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the weighted voting right beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Accordingly, a total of 3,497,119 Class B ordinary shares have been converted into Class A ordinary shares on a one-to-one ratio during the six months ended June 30, 2026, of which Mr. PENG Yongdong, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 2,438,912 Class B ordinary shares and Mr. SHAN Yigang, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 1,058,207 Class B ordinary shares.

## 24. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on a recurring basis as of June 30, 2026 and December 31, 2025:

| | | Fair value measurement at reporting date using | | |
|---|---|---|---|---|
| | June 30, 2026 | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant other unobservable inputs (Level 3) |
| | RMB | RMB | RMB | RMB |
| | | (in thousands) | | |
| **Assets** | | | | |
| *Fair value disclosure* | | | | |
| Short-term investments | | | | |
| Short-term time deposits | 10,998,741 | – | 10,998,741 | – |
| Held-to-maturity debt investments | 2,053,211 | – | 2,053,211 | – |
| Long-term investments | | | | |
| Long-term time deposits | 1,841,929 | – | 1,841,929 | – |
| Held-to-maturity debt investments | 10,565,020 | – | 10,565,020 | – |
| *Fair value measurements on a recurring basis* | | | | |
| Short-term investments | | | | |
| Wealth management products | 21,302,002 | – | 20,428,642 | 873,360 |
| Available-for-sale debt investments | 5,227,328 | – | 5,227,328 | – |
| Long-term investments | | | | |
| Equity investments without readily determinable fair value using the NAV practical expedient (i) | 55,549 | | | |
| Investments accounted for at fair value | 5,015,260 | 47,622 | 4,873,198 | 94,440 |
| **Total** | 57,059,040 | 47,622 | 55,988,069 | 967,800 |

## 24. FAIR VALUE MEASUREMENT (continued)

| | | Fair value measurement at reporting date using | | |
|---|---|---|---|---|
| | December 31, 2025 RMB | Quoted prices in active markets for identical assets (Level 1) RMB | Significant other observable inputs (Level 2) RMB | Significant other unobservable inputs (Level 3) RMB |
| | | (in thousands) | | |
| **Assets** | | | | |
| *Fair value disclosure* | | | | |
| Short-term investments | | | | |
| Short-term time deposits | 7,057,770 | – | 7,057,770 | – |
| Held-to-maturity debt investments | 5,453,966 | – | 5,453,966 | – |
| Long-term investments | | | | |
| Long-term time deposits | 11,477,840 | – | 11,477,840 | – |
| Held-to-maturity debt investments | 1,079,884 | – | 1,079,884 | – |
| *Fair value measurements on a recurring basis* | | | | |
| Short-term investments | | | | |
| Wealth management products | 21,625,789 | – | 20,736,797 | 888,992 |
| Available-for-sale debt investments | 5,370,207 | – | 5,370,207 | – |
| Long-term investments | | | | |
| Equity investments without readily determinable fair value using the NAV practical expedient (i) | 59,446 | | | |
| Investments accounted for at fair value | 5,717,276 | 53,674 | 5,580,750 | 82,852 |
| **Total** | 57,842,178 | 53,674 | 56,757,214 | 971,844 |

(i) Investments are measured at fair value using the NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the condensed consolidated balance sheet.

## 24. FAIR VALUE MEASUREMENT (continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follows:

Short-term investments:

| | For the Six Months Ended June 30, 2026 RMB (in thousands) |
|---|---|
| Fair value of short-term investments as of December 31, 2025 | **888,992** |
| Change in fair value | **12,342** |
| Exchange adjustment | **(27,685)** |
| Disposal | **(289)** |
| Fair value of short-term investments as of June 30, 2026 | **873,360** |

Long-term investments:

| | Amounts RMB (in thousands) |
|---|---|
| Fair value of long-term investments as of December 31, 2025 | **82,852** |
| Addition | **10,633** |
| Change in fair value | **955** |
| Fair value of long-term investments as of June 30, 2026 | **94,440** |

## 25. SEGMENT INFORMATION

### (a) Description of segments

The Group's organizational structure is based on a number of factors that the Chief Operating Decision Maker (the "CODM") uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group's operating segments are based on this organizational structure and information reviewed by the Group's CODM to evaluate the operating segment results.

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group's reportable segments:

(1) Existing home transaction services: The existing home transaction segment provides services in existing home market including i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on the *Beike* platform who provide agency services in existing home market; and iii) other transaction services, such as transaction closing service through the Group's transaction center.

(2) New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.

## 25. SEGMENT INFORMATION (continued)

### (a) Description of segments (continued)

(3) Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

(4) Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.

(5) Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to the Group's internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs for renovation workers who are the Group's employees or contractors. For home rental services accounted for under ASC842, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals. For home rental services accounted for under ASC606, variable costs include direct compensation to sales professionals, lease management and operation staff, and configuration costs deployed for rental properties.

The Group's CODM reviews segment contribution to evaluate performance and allocate resources, predominantly in the budgeting, planning, and forecasting processes. For segment contribution, the Group's CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

## 25. SEGMENT INFORMATION (continued)

### (b) Segments data

The following tables present summarized information by segment:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| | RMB | RMB |
| | (in thousands) | |
| **Existing home transaction services** | | |
| Net revenues | 13,154,976 | 13,589,752 |
| Commission and compensation costs | (7,385,920) | (8,287,595) |
| Contribution | 5,769,056 | 5,302,157 |
| **New home transaction services** | | |
| Net revenues | 14,033,673 | 16,694,318 |
| Commission and compensation costs | (10,149,552) | (12,701,657) |
| Contribution | 3,884,121 | 3,992,661 |
| **Home renovation and furnishing** | | |
| Net revenues | 5,529,599 | 7,510,797 |
| Material costs, commission and compensation | (3,419,236) | (5,084,666) |
| Contribution | 2,110,363 | 2,426,131 |
| **Home rental services** | | |
| Net revenues | 9,845,823 | 10,762,400 |
| Property leasing costs, commission and compensation | (8,366,039) | (9,946,258) |
| Contribution | 1,479,784 | 816,142 |
| **Emerging and other services** | | |
| Net revenues | 867,376 | 781,716 |
| Commission and compensation costs | (241,438) | (183,815) |
| Contribution | 625,938 | 597,901 |
| *Reconciliation of profit* | | |
| Cost related to stores | (1,135,933) | (1,478,750) |
| Other costs | (1,159,600) | (1,135,560) |
| **Amounts not allocated to segment:** | | |
| Sales and marketing expenses | (2,484,199) | (3,670,945) |
| General and administrative expenses | (3,749,322) | (3,954,473) |
| Research and development expenses | (1,041,277) | (1,217,052) |
| Impairment of goodwill, intangible assets and other long-lived assets | – | (28,191) |
| **Total operating expenses** | (7,274,798) | (8,870,661) |
| **Income from operations** | 4,298,931 | 1,650,021 |

## 25. SEGMENT INFORMATION (continued)

### (b) Segments data (continued)

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As substantially all of the Group's long-lived assets are located in the PRC and substantially all of the Group's revenue of reportable segments is derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group's consolidated net sales for the six months ended June 30, 2026 and 2025.

## 26. NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | (RMB in thousands, except for share and per share data) | |
| **Numerator:** | | |
| **Net income attributable to KE Holdings Inc.** | **3,878,371** | 2,156,838 |
| **Net income attributable to KE Holdings Inc.'s ordinary shareholders** | **3,878,371** | 2,156,838 |

## 26. NET INCOME PER SHARE (continued)

| | For the Six Months Ended June 30, 2026 | 2025 |
|---|---|---|
| | (RMB in thousands, except for share and per share data) | |
| **Denominator:** | | |
| Denominator for basic net income per share-weighted average ordinary shares outstanding | **3,255,466,680** | 3,359,945,551 |
| Adjustments for dilutive share options | **1,304,384** | 6,250,846 |
| Adjustments for dilutive restricted shares | **104,994,563** | 118,691,325 |
| Adjustments for dilutive restricted share units | **16,909,364** | 29,761,996 |
| Denominator for diluted net income per share-weighted average ordinary shares outstanding | **3,378,674,991** | 3,514,649,718 |
| **Net income per share attributable to ordinary shareholders:** | | |
| – Basic | **1.19** | 0.64 |
| – Diluted | **1.15** | 0.61 |

## 27. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the six months ended June 30, 2026 and 2025, other than disclosed elsewhere, the Group had the following material related party transactions.

| Related Party | Relationship with the Group |
|---|---|
| Ziroom Inc. and its subsidiaries ("Ziroom") | A group whose management or operating policies are significantly influenced by a director of the Company |
| IFM Investments Limited ("IFM") | An affiliate company of the Group |
| Brokerage firms | Firms that the Group has significant influence in |
| Beihaojia business investees | Investees that the Group has significant influence in |
| Tencent Holdings Limited, its subsidiaries and its controlled affiliated entities ("Tencent") | A shareholder of the Company that can significantly influence the management and operating policies of the Group |
| Suofeiya Shengdu Home (Zhejiang) Co., Ltd. ("Suofeiya Shengdu") | An affiliate company of the Group |

## 27. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties:

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2026 | 2025 |
| | RMB | RMB |
| | (in thousands) | |
| **Revenues from related parties** | | |
| Commission support services provided to brokerage firms | **198,616** | 202,364 |
| Platform services provided to IFM | **57,747** | 46,999 |
| Online marketing services provided to Ziroom | **13,426** | 16,505 |
| Agency services provided to Ziroom | **5,333** | 5,393 |
| Platform and franchise services provided to brokerage firms | **3,409** | 5,268 |
| Agency services provided to Beihaojia business investees | **97,895** | 109 |
| Operating lease income from Suofeiya Shengdu | **839** | 1,817 |
| Others | **11** | 4 |
| **Total** | **377,276** | 278,459 |

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charges for using the Group's ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group's franchise brands such as *Deyou*.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Agency services provided to Ziroom mainly refer to services to facilitate home sales or leases. Agency services commission is recognized upon the completion of contracts between referred customers and the related parties stated above.

## 27. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

Agency services provided to Beihaojia business investees refer to new home transaction agency services provided to Beihaojia business investees to facilitate new home property sales. Commission is recognized upon receipt of the sales confirmations.

| | For the Six Months Ended June 30, | |
|---|---|---|
| | **2026** | 2025 |
| | **RMB** | RMB |
| | (in thousands) | |
| **Purchase services and goods from related parties** | | |
| Referral services from brokerage firms | **121,734** | 190,598 |
| Technical services and online marketing from Tencent | **85,750** | 115,088 |
| Purchase of home furnishing from Suofeiya Shengdu | **2,961** | 24,498 |
| Referral services from IFM | **1,194** | 3,867 |
| Purchase of services and renovation from Ziroom | **3,073** | 4,323 |
| Others | **118** | 629 |
| **Total** | **214,830** | 339,003 |

Referral services provided by related parties mainly refer to customer referrals from related parties.

Technical services and online marketing mainly refer to the cloud, marketing and promotion services provided by Tencent.

Services from Ziroom include referral, cleaning, maintenance and renovation provided by Ziroom.

## 27. RELATED PARTY TRANSACTIONS (continued)

(i) The Group entered into the following transactions with related parties: (continued)

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Interest income, net** | | |
| Interest income from loans provided to IFM | **534** | 848 |
| Interest expense from loans provided by Beihaojia business investees | **(9,080)** | – |
| Interest income from loans provided to others | **76** | 5,841 |
| **Total** | **(8,470)** | 6,689 |

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Operating lease cost related to lease with related parties** | | |
| Operating lease cost related to lease with brokerage firms | **3** | 21 |
| **Total** | **3** | 21 |

| | For the Six Months Ended June 30, 2026 RMB | 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Operating lease income from related parties** | | |
| Operating lease income from Suofeiya Shengdu | **839** | 1,817 |
| **Total** | **839** | 1,817 |

## 27. RELATED PARTY TRANSACTIONS (continued)

(ii) As of June 30, 2026 and December 31, 2025, the Group had the following balances with related parties:

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Amounts due from and prepayments to related parties** | | |
| Ziroom | **343,224** | 340,993 |
| IFM | **6,053** | 5,203 |
| Tencent | **2,527** | 2,056 |
| Brokerage firms | **23,045** | 21,196 |
| Beihaojia business investees | **41,735** | 36,430 |
| Others | **1,208** | 3,989 |
| **Total** | **417,792** | 409,867 |
| **Amounts due to related parties** | | |
| Tencent | **42,087** | 60,999 |
| Ziroom | **25,477** | 29,712 |
| IFM | **46,981** | 45,687 |
| Brokerage firms | **222,629** | 206,680 |
| Beihaojia business investees | **13,549** | 4,031 |
| Others | **352** | 1,358 |
| **Total** | **351,075** | 348,467 |

As of June 30, 2026 and December 31, 2025, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

## 27. RELATED PARTY TRANSACTIONS (continued)

(ii) As of June 30, 2026 and December 31, 2025, the Group had the following balances with related parties: (continued)

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Loan receivables from related parties** | | |
| Short-term loans to IFM | **12,216** | 12,000 |
| Short-term loans to Beihaojia business investees | **13,064** | 289,275 |
| Short-term loans to others | **15,573** | 14,480 |
| Long-term loans to IFM | **4,144** | 10,360 |
| Long-term loans to Beihaojia business investees | **–** | 15,900 |
| Long-term loans to others | **10,875** | 13,313 |
| **Total** | **55,872** | 355,328 |
| **Loan payables to related parties** | | |
| Short-term loans from Beihaojia business investees | **1,081,598** | 497,939 |
| Long-term loans from Beihaojia business investees | **366,249** | 259,249 |
| **Total** | **1,447,847** | 757,188 |

(a) Loan receivables from related parties included loans the Group provided to entities over which the Group had significant influence, net of allowance for credit losses.

(b) Loan payables to related parties primarily arose from surplus funds generated from the pre-sales of corresponding real estate projects, which were repatriated to the Group by Beihaojia business investees.

As of June 30, 2026, all loan receivables from related parties were non-trade in nature. The interest rates of the loans provided to the related parties stated above ranged from 0.1% to 8%, and cash flows arising from the loans were presented within investing activities in the consolidated statements of cash flows.

As of June 30, 2026, all loan payables to related parties were non-trade in nature. Loan payables to related parties were with interest rates ranging from 0% to 3% and with payment terms ranging from 6 to 36 months or without fixed payment terms. Balances without fixed payment terms were expected to be repaid within one year.

## 27. RELATED PARTY TRANSACTIONS (continued)

(ii) As of June 30, 2026 and December 31, 2025, the Group had the following balances with related parties: (continued)

| | As of June 30, 2026 RMB | As of December 31, 2025 RMB |
|---|---|---|
| | (in thousands) | |
| **Operating Leases** | | |
| Administrative office leases from brokerage firms | – | 48 |
| **Total operating lease assets** | – | 48 |
| Operating lease liabilities, current from brokerage firms | – | 41 |
| Operating lease liabilities, non-current from brokerage firms | – | 7 |
| **Total operating lease liabilities** | – | 48 |

The two-year lease agreement entered into between a subsidiary of the Group and a related brokerage firm was terminated in January 2026.

(iii) On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholders, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. In July 2025, the above two parties signed another Donation Agreement which is worth RMB30 million. As of June 30, 2026, accumulated donation payment of RMB40 million was made by the Donator under the aforementioned agreements. All Huaqiao Scholarship has been awarded to outstanding students.

## 28. COMMITMENTS AND CONTINGENCIES

### (a) Commitments

*Properties under development and construction in progress*

As of June 30, 2026, the Group's commitments under existing construction contracts for self-developed properties amounted to RMB712.8 million. The Group expects to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones.

*Other Commitments*

Future minimum payments under other non-cancellable agreements consist of the following as of June 30, 2026:

| | As of June 30, 2026 RMB (in thousands) |
|---|---|
| Operating leases commitments (i) | 331,157 |
| Capital commitments (ii) | 188,132 |
| Purchase of services | 706 |
| **Total** | **519,995** |

| | Amounts RMB (in thousands) |
|---|---|
| Remainder of 2026 | 94,024 |
| 2027 | 186,096 |
| 2028 | 155,017 |
| 2029 | 56,439 |
| 2030 | 21,508 |
| Thereafter | 6,911 |
| **Total** | **519,995** |

(i) Lease commitment represents future minimum payments under non-cancellable agreements for operating leases that have not commenced or with lease terms of 12 months or less as of June 30, 2026. Future minimum lease payments for operating lease liabilities as of June 30, 2026 are disclosed in Note 12.

(ii) Capital commitments primarily relate to commitment on construction of office buildings.

## 28. COMMITMENTS AND CONTINGENCIES (continued)

### (b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its officers and Directors were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York ("Court"), captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196. On February 27, 2026, the Court entered an order granting final approval of the parties' settlement for US$4.95 million (RMB35 million).

Except for the above, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group's financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group's view of these matters may change in the future.

## 29. DIVIDENDS

In March 2026, the Group's board of directors approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$299.3 million dividend has been paid out in April 2026, which was funded by surplus cash on the Company's balance sheet.

In March 2025, the Group's board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out in April 2025, which was funded by surplus cash on the Company's balance sheet.

## 30. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the unaudited interim condensed consolidated financial information is issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the unaudited interim condensed consolidated financial information.

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited interim condensed consolidated financial information is prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS are as follows:

### Unaudited condensed consolidated statements of comprehensive income data

| | For the Six Months Ended June 30, 2026 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | | | |
| | Amounts as reported under U.S. GAAP | Preferred Shares (note (i)) | Provision for credit losses (note (ii)) | Lease accounting (note (iii)) | Share-based compensation (note (iv)) | Issuance costs in relation to the IPO (note (v)) | Investments measured at fair value (note (vi)) | Amounts as reported under IFRS |
| | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| | (in thousands) | | | | | | | |
| **Revenues** | | | | | | | | |
| Home rental services | 9,845,823 | - | - | (5,060,795) | - | - | - | 4,785,028 |
| **Cost** | | | | | | | | |
| Cost of revenues | (31,857,718) | - | 757 | 4,637,985 | (21,711) | - | - | (27,240,687) |
| Sales and marketing expenses | (2,484,199) | - | - | 14,149 | (4,710) | - | - | (2,474,760) |
| General and administrative expenses | (3,749,322) | - | - | 11,053 | 56,036 | - | - | (3,682,233) |
| Research and development expenses | (1,041,277) | - | - | - | 16,806 | - | - | (1,024,471) |
| Interest income, net | 261,462 | - | - | (179,275) | - | - | - | 82,187 |
| Fair value changes in investments, net | 211,757 | - | - | - | - | - | 164 | 211,921 |
| Impairment loss for equity investments accounted for using measurement alternative | (855) | - | - | - | - | - | 855 | - |
| Other income, net | 635,558 | - | - | 268,158 | - | - | (861) | 902,855 |
| Income before income tax expense | 5,404,719 | - | 757 | (308,725) | 46,421 | - | 158 | 5,143,330 |
| Income tax expense | (1,525,764) | - | (189) | 7,074 | - | - | - | (1,518,879) |
| **Net income** | 3,878,955 | - | 568 | (301,651) | 46,421 | - | 158 | 3,624,451 |
| **Net income attributable to KE Holdings Inc.** | 3,878,371 | - | 568 | (301,651) | 46,421 | - | 158 | 3,623,867 |
| **Net income attributable to KE Holdings Inc.'s ordinary shareholders** | 3,878,371 | - | 568 | (301,651) | 46,421 | - | 158 | 3,623,867 |

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### Unaudited condensed consolidated statements of comprehensive income data (continued)

| | For the Six Months Ended June 30, 2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | | | |
| | Amounts as reported under U.S. GAAP RMB | Preferred Shares (note (i)) RMB | Provision for credit losses (note (ii)) RMB | Lease accounting (note (iii)) RMB | Share-based compensation (note (iv)) RMB | Issuance costs in relation to the IPO (note (v)) RMB | Investments measured at fair value (note (vi)) RMB | Amounts as reported under IFRS RMB |
| | (in thousands) | | | | | | | |
| **Revenues** | | | | | | | | |
| Home rental services | 10,762,400 | – | – | (6,284,512) | – | – | – | 4,477,888 |
| **Cost** | | | | | | | | |
| Cost of revenues | (38,818,301) | – | (8,228) | 5,903,989 | 13,668 | – | – | (32,908,872) |
| Sales and marketing expenses | (3,670,945) | – | – | 28,350 | 5,023 | – | – | (3,637,572) |
| General and administrative expenses | (3,954,473) | – | – | 22,589 | 85,468 | – | – | (3,846,416) |
| Research and development expenses | (1,217,052) | – | – | – | (3,103) | – | – | (1,220,155) |
| Interest income, net | 492,508 | – | – | (280,015) | – | – | – | 212,493 |
| Fair value changes in investments, net | 222,226 | – | – | – | – | – | 45 | 222,271 |
| Impairment loss for equity investments accounted for using measurement alternative | (1,214) | – | – | – | – | – | 1,214 | – |
| Other income, net | 767,999 | – | – | 1,131,594 | – | – | (2,199) | 1,897,394 |
| Income before income tax expense | 3,100,909 | – | (8,228) | 521,995 | 101,056 | – | (940) | 3,714,792 |
| Income tax expense | (938,942) | – | 2,057 | 8,408 | – | – | – | (928,477) |
| **Net income** | 2,161,967 | – | (6,171) | 530,403 | 101,056 | – | (940) | 2,786,315 |
| **Net income attributable to KE Holdings Inc.** | 2,156,838 | – | (6,171) | 530,403 | 101,056 | – | (940) | 2,781,186 |
| **Net income attributable to KE Holdings Inc.'s ordinary shareholders** | 2,156,838 | – | (6,171) | 530,403 | 101,056 | – | (940) | 2,781,186 |

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

Unaudited condensed consolidated balance sheets data

| | As of June 30, 2026 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | | | |
| | Amounts as reported under U.S. GAAP RMB | Preferred Shares (note (i)) RMB | Provision for credit losses (note (ii)) RMB | Lease accounting (note (iii)) RMB | Share-based compensation (note (iv)) RMB | Issuance costs in relation to the IPO (note (v)) RMB | Investments measured at fair value (note (vi)) RMB | Amounts as reported under IFRS RMB |
| | (in thousands) | | | | | | | |
| Lease receivables | - | - | - | 3,558,954 | - | - | - | 3,558,954 |
| Right-of-use assets | 13,267,588 | - | - | (3,843,905) | - | - | - | 9,423,683 |
| Long-term investments, net | 19,586,382 | - | - | - | - | - | 2,032 | 19,588,414 |
| Other non-current assets | 1,973,609 | - | (3,179) | 18,647 | - | - | - | 1,989,077 |
| **Total assets** | 112,377,199 | - | (3,179) | (266,304) | - | - | 2,032 | 112,109,748 |
| Accrued expenses and other current liabilities | 7,112,041 | - | (12,718) | (790,142) | - | - | - | 6,309,181 |
| Other non-current liabilities | 1,952 | - | - | 1,926 | - | - | - | 3,878 |
| **Total liabilities** | 46,800,811 | - | (12,718) | (788,216) | - | - | - | 45,999,877 |
| Additional paid-in capital | 61,614,341 | 29,811,702 | - | - | 847,596 | 45,338 | - | 92,318,977 |
| Accumulated other comprehensive loss | (271,637) | 241,343 | - | - | - | - | - | (30,294) |
| Retained earnings/(Accumulated deficit) | 3,690,039 | (30,053,045) | 9,539 | 521,912 | (847,596) | (45,338) | 2,032 | (26,722,457) |
| **Total shareholders' equity** | 65,576,388 | - | 9,539 | 521,912 | - | - | 2,032 | 66,109,871 |

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### Unaudited condensed consolidated balance sheets data (continued)

| | As of December 31, 2025 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | IFRS adjustments | | | | | | |
| | Amounts as reported under U.S. GAAP RMB | Preferred Shares (note (i)) RMB | Provision for credit losses (note (ii)) RMB | Lease accounting (note (iii)) RMB | Share-based compensation (note (iv)) RMB | Issuance costs in relation to the IPO (note (v)) RMB | Investments measured at fair value (note (vi)) RMB | Amounts as reported under IFRS RMB |
| | (in thousands) | | | | | | | |
| Lease receivables | – | – | – | 5,621,636 | – | – | – | 5,621,636 |
| Right-of-use assets | 19,144,129 | – | – | (5,814,682) | – | – | – | 13,329,447 |
| Long-term investments, net | 20,148,524 | – | – | – | – | – | 1,874 | 20,150,398 |
| Other non-current assets | 1,763,102 | – | (2,990) | 21,680 | – | – | – | 1,781,792 |
| **Total assets** | 116,668,178 | – | (2,990) | (171,366) | – | – | 1,874 | 116,495,696 |
| Accrued expenses and other current liabilities | 7,588,077 | – | (11,961) | (1,006,960) | – | – | – | 6,569,156 |
| Other non-current liabilities | 2,148 | – | – | 12,031 | – | – | – | 14,179 |
| **Total liabilities** | 50,138,344 | – | (11,961) | (994,929) | – | – | – | 49,131,454 |
| Additional paid-in capital | 64,802,176 | 29,811,702 | – | – | 894,017 | 45,338 | – | 95,553,233 |
| Accumulated other comprehensive income | 290,029 | 241,343 | – | – | – | – | – | 531,372 |
| Retained earnings/(Accumulated deficit) | 1,142,194 | (30,053,045) | 8,971 | 823,563 | (894,017) | (45,338) | 1,874 | (29,015,798) |
| **Total shareholders' equity** | 66,529,834 | – | 8,971 | 823,563 | – | – | 1,874 | 67,364,242 |

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### Unaudited condensed consolidated balance sheets data (continued)

**(i) Preferred shares**

Under U.S. GAAP, the Company classified the convertible redeemable preferred shares issued before its initial public offering and listing on the NYSE (the "Preferred Shares") as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the date of conversion into ordinary shares. The conversion of Preferred Shares is accounted for using the book value method, which prohibits recognition of any gain or loss in profit or loss. The entire carrying amount of the Preferred Shares is reclassified directly to permanent equity accounts: common stock and additional paid-in capital from conversion.

Under IFRS, certain redemption triggering events of the Preferred Shares are outside of the Company's control. In addition, the holders of the Preferred Shares are entitled to convert the Preferred Shares into a variable number of the Company's ordinary shares upon occurrence of certain events. Accordingly, the Preferred Shares are regarded as hybrid instruments consisting of a host debt instrument and a conversion option as a derivative. The Company designated the entire Preferred Shares as financial liabilities at fair value through profit or loss such that the Preferred Shares are initially recognized at fair value, with subsequent fair value changes recorded in profit or loss, while changes in the fair value due to own credit risk of Preferred Shares shall be presented in other comprehensive income separately. Upon conversion, financial liabilities are derecognized from the balance sheet, and equity is recognized based on the fair value. For changes in fair value attributable to the entity's own credit risk that were previously recognized in other comprehensive income, the accumulated other comprehensive income balance is reclassified directly to retained earnings, with no reclassification to profit or loss.

**(ii) Provision for credit losses**

1) Under U.S. GAAP, the Group has adopted ASC 326 starting from January 1, 2020. For instruments in the scope of the general CECL model, lifetime expected credit losses are recorded upon initial recognition of the instrument as an allowance for loan losses. Under IFRS, the Group has adopted IFRS 9 starting from January 1, 2018. Upon initial recognition, only the portion of lifetime expected credit loss ("ECL") that results from default events that are possible within 12 months after the reporting date is recorded ("stage 1"). Lifetime expected credit losses are subsequently recorded only if there is a significant increase in the credit risk of the asset ("stage 2"). Once there is objective evidence of impairment ("stage 3"), lifetime ECL continues to be recognized, but interest revenue is calculated on the net carrying amount (that is, amortized cost net of the credit allowance). Accordingly, the reconciliation includes a difference in the credit losses for financing receivables between IFRS 9 and ASC 326.

2) Under U.S. GAAP, for guarantees that are within the scope of ASC 326-20, the expected credit losses are measured and accounted for without regard to the initial fair value of the guarantee. Therefore, as described in ASC 460, the Group should record both a guarantee obligation and an allowance for credit losses (calculated using the CECL impairment model) for financial guarantees in the scope of ASC 326. Under IFRS, according to IFRS 9, after initial recognition, the Group subsequently measures the financial guarantees at the higher of (1) the amount of the loss allowance and (2) the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15. Accordingly, the reconciliation includes a difference in financial guarantee to reduce the liabilities recorded.

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### Unaudited condensed consolidated balance sheets data (continued)

**(iii) Lease accounting**

1) *Lessor accounting for intermediate party in the sublease transactions*

A lease is classified as a finance lease if it meets certain lease classification criteria, such as whether the lease term equals or exceeds 75% of the economic life of the leased asset. Under U.S. GAAP, when classifying a sublease, the asset analyzed under ASC 842 is the underlying asset. Under IFRS, the asset analyzed is the right-of-use asset from the head lease. Therefore, an intermediate lessor evaluates a sublease with reference to the right-of-use asset rather than the leased asset under IFRS16. Once the sublease is classified as a finance lease, the intermediate party de-recognises the right-of-use asset (to the extent that it is subject to the sublease) and recognises a lease receivable. Accordingly, the reconciliation includes a difference in the lessor accounting for sublease transactions between IFRS 16 and ASC 842.

2) *Lessee accounting*

Under U.S. GAAP, for operating leases, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the income statement. Operating lease expense is recorded in a single financial statement line item on a straight-line basis over the lease term, there is no amount recorded as interest expense, and the "interest" amount is used to accrete the lease liability and to amortize the right-of-use asset.

Under IFRS, lessees account for all leases like finance leases in ASC 842. The right-of-use asset is amortized to amortization expense on a straight-line basis, while the interest expense is recorded in connection with the lease liabilities on the basis that the lease liabilities are measured at amortized cost. Amortization and interest expense are required to be presented in separate line items by the lessee.

**(iv) Share-based compensation**

1) *Awards with performance targets met after the service period*

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in August 2020. Under IFRS, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS than under U.S. GAAP.

2) *Attribution – awards with graded-vesting features*

For the options and RSUs granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using the straight-line method under U.S. GAAP. While under IFRS, the graded vesting method must be applied.

3) *Accounting for forfeitures of share-based awards*

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, a similar policy election won't be allowed, forfeitures must be estimated.

## 31. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### Unaudited condensed consolidated balance sheets data (continued)

**(v) Issuance costs in relation to the IPO**

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

**(vi) Investments measured at fair value**

Under U.S. GAAP, the investment without readily determinable fair value could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair value at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS, these investments were classified as financial assets at fair value through profit or loss. Fair value changes of these long-term investments were recognized in the profit or loss.

## (1) RESULTS AND DIVIDEND

The Group's results for the six months ended June 30, 2026 and the state of affairs of the Group as of June 30, 2026 are set out in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income, unaudited interim condensed consolidated statements of changes in shareholders' equity, unaudited interim condensed consolidated statements of cash flows and the accompanying notes on pages 19 to 84.

The Board did not recommend the distribution of any interim dividend for the Reporting Period (for the six months ended June 30, 2025: Nil).

## (2) PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

As previously announced, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, August 2024 and August 2025, under which the Company may repurchase up to US$5 billion of its Class A ordinary shares and/or ADSs until August 31, 2028 (the "**Share Repurchase Program**"). At the annual general meeting (the "**AGM**") held on June 12, 2026, the Shareholders approved to grant the Board a general unconditional mandate to repurchase the Company's own shares (the "**2026 Share Repurchase Mandate**") which covers the repurchases to be made under the Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2026 Share Repurchase Mandate, the Company will seek a general unconditional mandate to repurchase from the Shareholders at each of the next two AGMs to continue its share repurchase under the Share Repurchase Program.

During the Reporting Period, the Company repurchased a total of 26,177,425 ADSs (representing 78,532,275 Class A ordinary shares) on the NYSE at an aggregate consideration of US$421,218,290.71. Details of the repurchase of Class A ordinary shares represented by ADSs on the NYSE during the Reporting Period are summarized as follows:

| Month of Repurchase | Number and Method of Repurchased Shares | Price Paid per Share Highest Price Paid (US$) | Lowest Price Paid (US$) | Aggregate Consideration (US$) |
|---|---|---|---|---|
| January 2026 | 9,856,737 on the NYSE | 6.13 | 5.24 | 56,999,821.27 |
| March 2026 | 25,984,827 on the NYSE | 5.85 | 4.81 | 138,232,999.01 |
| April 2026 | 22,991,136 on the NYSE | 5.66 | 4.86 | 120,398,351.89 |
| May 2026 | 8,345,772 on the NYSE | 6.58 | 5.37 | 47,601,594.82 |
| June 2026 | 11,353,803 on the NYSE | 5.79 | 4.61 | 57,985,523.72 |
| **Total** | **78,532,275 on the NYSE** | | | **421,218,290.71** |

During the Reporting Period, the Company repurchased a total of 4,915,600 Class A ordinary shares on the HKEX at an aggregate consideration of HK$201,528,341.88. Details of the repurchase of Class A ordinary shares on the HKEX during the Reporting Period are summarized as follows:

| Month of Repurchase | Number and Method of Repurchased Shares | Price Paid per Share Highest Price Paid (HK$) | Lowest Price Paid (HK$) | Aggregate Consideration (HK$) |
|---|---|---|---|---|
| May 2026 | 1,866,700 on the HKEX | 44.08 | 41.96 | 79,941,057.40 |
| June 2026 | 3,048,900 on the HKEX | 45.28 | 35.38 | 121,587,284.48 |
| **Total** | **4,915,600 on the HKEX** | | | **201,528,341.88** |

As of the Latest Practicable Date, the 4,915,600 Class A ordinary shares repurchased on the HKEX during the Reporting Period have not yet been cancelled.

The Board considers that the Share Repurchase Program reflects the confidence of the Board and the management team in the current and long-term business outlook and growth of the Company. The Board considers that the Share Repurchase Program is in the best interests of the Company and its Shareholders as a whole.

A total of 78,532,275 Class A ordinary shares represented by ADSs repurchased during the Reporting Period have been cancelled, including the 11,353,803 Class A ordinary shares represented by ADSs repurchased in June 2026 and cancelled in August 2026. Upon cancellation of the Class A ordinary shares converted from the ADSs repurchased, the WVR beneficiaries of the Company simultaneously reduced their WVR in the Company proportionately by way of converting their Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of Shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Accordingly, a total of 3,083,527 Class B ordinary shares have been converted into Class A ordinary shares on a one-to-one ratio, including (i) 2,150,470 Class B ordinary shares converted by Mr. Yongdong Peng, through a discretionary trust established by him (as the settlor), and (ii) 933,057 Class B ordinary shares converted by Mr. Yigang Shan, through a discretionary trust established by him (as the settlor). As a result of the cancellation of the 78,532,275 Class A ordinary shares represented by ADSs repurchased during the Reporting Period and the conversion of 3,083,527 Class B ordinary shares into Class A ordinary shares on a one-to-one ratio, the number of Class A ordinary shares in issue was reduced by 75,448,748.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities (including sales of treasury shares (as defined in the Listing Rules)) during the Reporting Period.

## (3) DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and/or short positions of the Directors and the chief executive of the Company (other than Mr. Yongdong Peng and Mr. Yigang Shan, whose interests in the Shares and underlying Shares of the Company have been disclosed in "General Information – (4) Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below) in the Shares and underlying Shares of the Company and any of its associated corporations and their interests in the debentures of the Company and any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(A) Interest in the Shares and Underlying Shares of the Company

| Name of Director | Nature of Interest | Class of Shares | Number of Shares Held or Interested | Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[6] (%) | Approximate Percentage of Shareholding in the Total Issued Share Capital[7] (%) |
|---|---|---|---|---|---|
| Wangang Xu[1] | Founder of a discretionary trust | Class A ordinary share | 10,087,955 | 0.30% | 0.29% |
| | Interest in controlled corporation | | 11,252,307 | 0.34% | 0.32% |
| Tao Xu[2] | Founder of a discretionary trust | Class A ordinary share | 3,549,999 | 0.11% | 0.10% |
| | Interest in controlled corporation | | 750,000 | 0.02% | 0.02% |
| Xiaohong Chen[3] | Interest in controlled corporation | Class A ordinary share | 14,844,735 | 0.45% | 0.43% |
| | Beneficial owner | | 177,003 | 0.01% | 0.01% |
| Hansong Zhu[4] | Beneficial owner | Class A ordinary share | 57,222 | 0.00% | 0.00% |
| Jun Wu[5] | Beneficial owner | Class A ordinary share | 55,518 | 0.00% | 0.00% |

*Notes:*

(1) 10,087,955 Class A ordinary shares were held by Blossom South Limited. Blossom South Limited is wholly owned by Clear River Limited. 100% equity interest of Clear River Limited is held by Maples Trustee Services (Cayman) Limited as the trustee of a discretionary trust established by Mr. Wangang Xu (as the settlor). Accordingly, Mr. Wangang Xu is deemed to be interested in 10,087,955 Class A ordinary shares directly held by Blossom South Limited by virtue of the SFO. 11,252,307 Class A ordinary shares were held by Myriad Talent Investment Limited, which is wholly owned by Mr. Wangang Xu.

(2) 3,549,999 Class A ordinary shares were held by Ideal Elect Limited, of which the entire issued share capital is held by a discretionary trust established by Mr. Tao Xu (as the settlor). Accordingly, Mr. Tao Xu is deemed to be interested in 3,549,999 Class A ordinary shares directly held by Ideal Elect Limited by virtue of the SFO. 750,000 Class A ordinary shares were held by Great Polaris Holdings Limited, which is wholly owned by Mr. Tao Xu.

(3) 4,948,245 ADSs (representing 14,844,735 Class A ordinary shares) were held by H Capital through H Capital V, L.P. Ms. Xiaohong Chen is the founding and managing partner of H Capital. 177,003 Class A ordinary shares beneficially owned by Ms. Xiaohong Chen include the share options of 3,655 ADSs (representing 10,965 Class A ordinary shares) granted to her, RSUs of 8,750 ADSs (representing 26,250 Class A ordinary shares) and 46,596 ADSs (representing 139,788 Class A ordinary shares) directly held by her.

(4) 57,222 Class A ordinary shares beneficially owned by Mr. Hansong Zhu include RSUs of 3,750 ADSs (representing 11,250 Class A ordinary shares) and 15,324 ADSs (representing 45,972 Class A ordinary shares) directly held by him.

(5) 55,518 Class A ordinary shares beneficially owned by Mr. Jun Wu include RSUs of 4,353 ADSs (representing 13,059 Class A ordinary shares) and 14,153 ADSs (representing 42,459 Class A ordinary shares) directly held by him.

(6) The calculation is based on the total number of 3,326,488,417 Class A ordinary shares issued as of June 30, 2026 (including 118,231,332 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans).

(7) The calculation is based on the total number of 3,326,488,417 Class A ordinary shares (including 118,231,332 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 135,950,651 Class B ordinary shares issued as of June 30, 2026.

## (B) Interests in the Shares of Associated Corporations

| Associated Corporation | Name of Director | Nature of Interest | Approximate Percentage of Shareholding |
|---|---|---|---|
| Beijing Lianjia | Yongdong Peng | Interest in controlled corporation | 3.35% |
| | Yigang Shan | Beneficial owner | 2.45% |
| | | Interest in controlled corporation | 8.82% |
| | Wangang Xu | Beneficial owner | 1.14% |
| Tianjin Xiaowu | Yigang Shan | Beneficial owner | 5.62% |
| Yiju Taihe | Yigang Shan | Beneficial owner | 0.70% |
| | | Interest in controlled corporation | 1.26% |
| | Wangang Xu | Beneficial owner | 0.34% |
| Beijing Beijia | Yongdong Peng | Beneficial owner | 25.00% |
| | Tao Xu | Beneficial owner | 25.00% |
| Beijing Beihao | Wangang Xu | Beneficial owner | 4.17% |
| Runizhishi | Yongdong Peng | Beneficial owner | 50.00% |

Save as disclosed above and in the subsection headed "Interests and Short Positions of Substantial Shareholders in Shares and Underlying Shares of the Company" below, as far as the Directors are aware and as of June 30, 2026, none of the Directors or the chief executive of the Company had any interest and/or short position (as applicable) in the Shares or underlying Shares of the Company or any of its associated corporations or any interests in the debentures of the Company or any of its associated corporations as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## (4) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY

As of June 30, 2026 and as far as the Company is aware, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had the following interests and/or short positions (as applicable) in the Shares and underlying Shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name of Shareholder | Number of Shares Held or Interested | Nature of Interest | Long Position/ Short Position | Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%) |
|---|---|---|---|---|
| ***Class A ordinary shares*** | | | | |
| Cantrust[1] | 849,601,280 | Trustee | Long position | 25.54% |
| Grain Bud[1] | 849,601,280 | Interest in controlled corporation | Long position | 25.54% |
| Propitious Global[1] | 849,601,280 | Beneficial owner | Long position | 25.54% |
| Mrs. Zuo[1] | 849,601,280 | Others | Long position | 25.54% |
| | 38,460 | Interest in controlled corporation | Long position | 0.00% |
| Baihui Partnership[1] | 849,601,280 | Interest in controlled corporation | Long position | 25.54% |
| Ample Platinum Holdings Limited[1] | 849,601,280 | Interest in controlled corporation | Long position | 25.54% |
| Yongdong Peng[2] | 78,127,709 | Founder of a discretionary trust | Long position | 2.35% |
| | 849,601,280 | Interest in controlled corporation | Long position | 25.54% |
| Yigang Shan[3] | 56,877,895 | Founder of a discretionary trust | Long position | 1.71% |
| | 849,601,280 | Interest in controlled corporation | Long position | 25.54% |
| Tencent Holdings Limited[4] | 295,185,491 | Interest in controlled corporation | Long position | 8.87% |
| Tencent Mobility Limited[4] | 245,499,801 | Beneficial owner | Long position | 7.38% |
| JPMorgan Chase & Co.[5] | 53,830,101 | Beneficial owner | Long position | 1.62% |
| | 49,963,392 | | Short position | 1.50% |
| | 3,008,993 | Investment manager | Long position | 0.09% |
| | 8,303 | | Short position | 0.00% |
| | 1,213,700 | Person having a security interest in shares | Long position | 0.04% |
| | 26,631 | Trustee | Long position | 0.00% |
| | 110,432,736 | Approved lending agent | Long position | 3.32% |

| Name of Shareholder | Number of Shares Held or Interested | Nature of Interest | Long Position/ Short Position | Approximate Percentage of Shareholding in the Relevant Class of Issued Shares[8] (%) |
|---|---|---|---|---|
| ***Class B ordinary shares*** | | | | |
| Yongdong Peng[6] | 94,812,816 | Founder of a discretionary trust | Long position | 69.74% |
| ARK Trust (Hong Kong) Limited[6] | 94,812,816 | Interest in controlled corporation | Long position | 69.74% |
| Data Bliss Limited[6] | 94,812,816 | Interest in controlled corporation | Long position | 69.74% |
| Ever Orient International Limited[6] | 94,812,816 | Beneficial owner | Long position | 69.74% |
| Yigang Shan[7] | 41,137,835 | Founder of a discretionary trust | Long position | 30.26% |
| Trident Trust Company (HK) Limited[7] | 41,137,835 | Interest in controlled corporation | Long position | 30.26% |
| Sapient Rich Holdings Limited[7] | 41,137,835 | Interest in controlled corporation | Long position | 30.26% |
| Clover Rich Limited[7] | 41,137,835 | Beneficial owner | Long position | 30.26% |

*Notes:*

(1) 849,601,280 Class A ordinary shares are directly held by Propitious Global, which is wholly owned by Grain Bud. Grain Bud is wholly owned by Cantrust (Far East) Limited as the trustee of a discretionary trust established by Mr. Zuo (as the settlor). The beneficiaries of the discretionary trust are the family members of Mr. Zuo. Pursuant to the POA Arrangement, Baihui Partnership was entrusted to exercise the voting powers over the Shares held by Propitious Global. The general partner of Baihui Partnership is Ample Platinum Holdings Limited. 12,820 ADSs (representing 38,460 Class A ordinary shares) were held by Oxygen Element Limited, which is wholly owned by Mrs. Zuo.

(2) 78,127,709 Class A ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members. Mr. Yongdong Peng holds a 50% equity interest in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(3) 56,877,895 Class A ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members. Mr. Yigang Shan holds a 50% equity interest in Ample Platinum Holdings Limited, the general partner of Baihui Partnership, and therefore is deemed to be interested in the 849,601,280 Class A ordinary shares interested in by Baihui Partnership under the SFO.

(4) Tencent Holdings Limited was interested in 295,185,491 Class A ordinary shares through its various subsidiaries or entities controlled by it, including 245,499,801 Class A ordinary shares directly held by Tencent Mobility Limited.

(5) JPMorgan Chase & Co. had a long position of 168,512,161 Class A ordinary shares, including 110,432,736 Class A ordinary shares held in its capacity as an approved lending agent, and a short position of 49,971,695 Class A ordinary shares through its various subsidiaries or entities controlled by it.

(6) 94,812,816 Class B ordinary shares are directly held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(7) 41,137,835 Class B ordinary shares are directly held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

(8) The calculation is based on the total number of 3,326,488,417 Class A ordinary shares (including 118,231,332 Class A ordinary shares which are registered in the name of our depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans) and 135,950,651 Class B ordinary shares issued as of June 30, 2026.

As of June 30, 2026, The Bank of New York Mellon Corporation, as the depositary bank of the Company, had a long position in 667,335,442 Class A ordinary shares represented by ADSs, a short position in 655,595,592 Class A ordinary shares represented by ADSs, and lending pool of 6,699,142 class A ordinary shares represented by ADS. Save as disclosed above, as of June 30, 2026, the Directors were not aware of any other person that had any interest or short position in the Shares or underlying Shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

## (5) COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the "**Company's Code**"), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by the Directors and relevant employees of the Company of securities in the Company and other matters covered by the Company's Code.

Having made specific enquiries to all Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code and the Company's Code during the Reporting Period and up to the Latest Practicable Date.

## (6) COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company's corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the "**CG Code**") contained in Appendix C1 to the Listing Rules.

Pursuant to Code Provision C.2.1 of Part 2 of the CG Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of the chairman and the chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yongdong Peng currently performs these two roles. The Board believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

All major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Directors are encouraged to participate actively in all Board and committee meetings of which they are members, and the Chairman ensures that all issues raised are properly briefed at the Board meetings. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, during the Reporting Period and up to the Latest Practicable Date, the Company has complied with all applicable principles and code provisions of the CG Code.

The Board will continue to enhance its corporate governance practices appropriate to the conduct and growth of its business and to review such practices from time to time to ensure that they comply with statutory and professional standards and align with the latest developments.

## (7) BOARD COMMITTEES

The Board has established four committees, namely, the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference (the charter) which deal clearly with their authority and duties. The terms of reference (the charter) of the Board committees are posted on the Company's website and the Stock Exchange's website. Each of the Board committees is provided with sufficient resources to perform its duties.

### Audit Committee

The Company has established the Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu. Ms. Xiaohong Chen, who possesses the appropriate professional qualification, or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules, is the chairman of the Audit Committee.

The terms of reference (the charter) of the Audit Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Audit Committee are to assist the Board in reviewing the financial information and reporting process, risk management and internal control systems, effectiveness of the internal audit function, scope of audit and appointment of external auditors, and arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company.

The Audit Committee has reviewed the unaudited interim results and the interim report of the Group for the six months ended June 30, 2026.

### Compensation Committee

The Company has established the Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the CG Code.

The Compensation Committee consists of three independent non-executive Directors, namely Mr. Jun Wu, Ms. Xiaohong Chen and Mr. Hansong Zhu. Mr. Jun Wu is the chairman of the Compensation Committee.

The terms of reference (the charter) of the Compensation Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Compensation Committee include reviewing and determining, with delegated responsibility, or making recommendations to the Board on the remuneration packages of individual executive Directors and senior management, reviewing and making recommendations to the Board on the remuneration policy and structure for all Directors and senior management, reviewing and making recommendations to the Board on the remuneration packages of non-executive Directors, and reviewing and/or approving matters relating to share schemes.

During the Reporting Period, the Compensation Committee (i) reviewed and discussed the goals and objectives of the Company's general compensation plans and other employee benefit plans, including incentive compensation and equity-based compensation plans, and reviewed and discussed such plans in light of the goals and objectives of such plans; (ii) reviewed and recommended to the Board the remuneration packages (including cash and RSUs) of an independent non-executive Director; (iii) reviewed and approved certain arrangements relating to restricted shares previously granted by the Company; and (iv) reviewed and approved, or recommended the Board to approve, the grant of share incentives to the participants under the 2020 Share Incentive Plan, including the grant of RSUs to an independent non-executive Director pursuant to his director service agreement and award agreement entered into between the Company and such Director. For details of the share incentives granted to employees and directors of any member of the Group considered by the Compensation Committee during the Reporting Period, please refer to the subsection headed "(10) The Share Incentive Plans."

The vesting of the RSUs granted to the independent non-executive Director, Mr. Jun Wu, during the Reporting Period (the "**Director Grant**") was not subject to any performance targets. The Compensation Committee was of the view that it was not necessary to set performance targets for the Director Grant because it (i) forms part of the remuneration package of Mr. Jun Wu; (ii) was in line with the recommended best practice E.1.9 of Part 2 of the CG Code, which recommends issuers not to grant equity-based remuneration with performance-related elements to independent non-executive directors as this may lead to bias in their decision-making and compromise their objectivity and independence; and (iii) was subject to clawback mechanisms. For details of the grant of RSUs to Mr. Jun Wu, please refer to the announcement of the Company dated March 26, 2026.

Save as disclosed above, there were no material matters relating to the Share Incentive Plans of the Company which required review or approval by the Compensation Committee during the Reporting Period.

### Nomination Committee

The Company has established the Nomination Committee in compliance with Rules 3.27A, 8A.27 and 8A.28 of the Listing Rules and the CG Code.

The Nomination Committee consists of one executive Director and two independent non-executive Directors, namely Ms. Xiaohong Chen, Mr. Yigang Shan and Mr. Hansong Zhu. Ms. Xiaohong Chen is the chairman of the Nomination Committee.

The terms of reference (the charter) of the Nomination Committee are of no less exacting terms than those set out in the CG Code. The main duties of the Nomination Committee are to make recommendations to the Board regarding the appointment of the Directors and Board succession, review the structure, size and composition of the Board at least annually, assist the Board in maintaining a Board skills matrix, make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, assess the independence of the Directors, and support the Company's regular evaluation of the Board's performance.

The following is a summary of work performed by the Nomination Committee during the Reporting Period:

(i) reviewing the structure, size and composition of the Board and the Nomination Policy;

(ii) reviewing the independence of the independent non-executive Directors;

(iii) reviewing the implementation and effectiveness of the Board Diversity Policy;

(iv) reviewing the responsibilities of the Board committees, the committee composition and the rotation policy of the committee chairman; and

(v) reviewing the performance of the Nomination Committee.

### Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the CG Code and Rules 8A.30 and 8A.31 of the Listing Rules.

The Corporate Governance Committee consists of three independent non-executive Directors, namely Mr. Hansong Zhu, Ms. Xiaohong Chen and Mr. Jun Wu. Mr. Hansong Zhu is the chairman of the Corporate Governance Committee.

The terms of reference (the charter) of the Corporate Governance Committee are of no less exacting terms than those set out in Rule 8A.30 of the Listing Rules and the CG Code. The primary duties of the Corporate Governance Committee are to ensure that the Company is operated and managed for the benefit of all Shareholders, develop and recommend to the Board a set of corporate governance principles applicable to the Company, oversee the management of ESG-related matters, and ensure the Company's compliance with the Listing Rules and safeguards relating to the WVR structure of the Company.

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period:

(i) reviewing the Company's compliance with the code provisions set out in the CG Code and the deviation from Code Provision C.2.1 of Part 2 of the CG Code;

(ii) reviewing and approving the Company's 2025 corporate governance report, 2025 ESG report, and the disclosures under the heading "Board Practices" and "Cybersecurity" included in the Company's annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC;

(iii) developing, reviewing and monitoring the Company's policies and practices on corporate governance and code of conduct and compliance manual applicable to employees and the Directors;

(iv) reviewing and evaluating the ESG-related policies;

(v) reviewing and monitoring the training and continuous professional development of Directors and senior management;

(vi) reviewing the Company's compliance with the relevant laws and regulations that have a significant impact on the Group in all material respects;

(vii) seeking to ensure the communications between the Company and its Shareholders are effective and satisfactory;

(viii) confirming to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries and the potential risks related to the WVR structure, in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole during the year ended December 31, 2025;

(ix) confirming that (a) the WVR Beneficiaries have been members of the Board throughout the year ended December 31, 2025; (b) no matter under Rule 8A.17 of the Listing Rules has occurred throughout the year ended December 31, 2025; and (c) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules for the year ended December 31, 2025;

(x) recommending that the Board retain the services of the compliance advisor of the Company; and

(xi) reporting on the work of the Corporate Governance Committee covering all areas of its terms of reference, discussing and evaluating whether the charter of the Corporate Governance Committee appropriately addresses the matters that are or should be within its scope.

## (8) REVIEW OF THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited interim condensed consolidated financial information, including reconciliation between U.S. GAAP and IFRS, of the Group for the six months ended June 30, 2026 has been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with International Standard on Review Engagements 2410 – "Review of interim financial information performed by the independent auditor of the entity." The unaudited interim condensed consolidated financial information of the Group for the six months ended June 30, 2026 has also been reviewed by the Audit Committee.

## (9) WEIGHTED VOTING RIGHTS

The Company has a weighted voting rights structure. Under the Company's weighted voting rights structure, the Company's share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any matters subject to the vote at general meetings of the Company, subject to Rule 8A.24 of the Listing Rules that requires the Reserved Matters to be voted on a one vote per share basis. The Company's WVR structure enables the WVR Beneficiaries to hold Shares with a higher voting power than the holders of Class A ordinary shares. Mr. Yongdong Peng, the co-founder, the chairman, an executive Director and the chief executive officer of the Company, and Mr. Yigang Shan, the co-founder and an executive Director of the Company, are the WVR Beneficiaries holding the Class B ordinary shares. Such shareholding will enable the Company to benefit from the continuing vision and leadership of Mr. Yongdong Peng and Mr. Yigang Shan, who will exercise their voting power with a view to promoting the Company's long-term prospects and strategy.

Prospective investors are advised to be aware of the potential risks of investing in companies with WVR structure, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exercise their higher voting power to influence the affairs of our Company and the outcome of Shareholders' resolutions, irrespective of how other Shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

The table below sets out the ownership and voting rights held by the WVR Beneficiaries as of the Latest Practicable Date:

| Name of WVR Beneficiaries | Number of Class A ordinary shares | Number of Class B ordinary shares | Approximate percentage of issued share capital(1) | Approximate percentage of voting rights(1)(2) |
|---|---|---|---|---|
| Yongdong Peng(3) | 78,858,234 | 94,082,291 | 5.0% | 21.9% |
| Yigang Shan(4) | 57,194,859 | 40,820,871 | 2.9% | 10.0% |
| **Total** | 136,053,093 | 134,903,162 | 7.9% | 31.9% |

*Notes:*

(1) The calculation is based on the total number of 3,300,858,110 Class A ordinary shares and 134,903,162 Class B ordinary shares issued as of the Latest Practicable Date.

(2) On the basis that Class A ordinary shares entitle the Shareholder to one vote per Share and Class B ordinary shares entitle the Shareholder to ten votes per Share, without taking into consideration the voting rights of 849,601,280 Class A ordinary shares held by Propitious Global.

(3) 94,082,291 Class B ordinary shares and 78,858,234 Class A ordinary shares are held by Ever Orient International Limited, which is wholly owned by Data Bliss Limited. Data Bliss Limited is wholly owned by ARK Trust (Hong Kong) Limited as the trustee of a discretionary trust established by Mr. Yongdong Peng (as the settlor). The beneficiaries of the discretionary trust are Mr. Yongdong Peng and his family members.

(4) 40,820,871 Class B ordinary shares and 57,194,859 Class A ordinary shares are held by Clover Rich Limited, which is wholly owned by Sapient Rich Holdings Limited. Sapient Rich Holdings Limited is wholly owned by Trident Trust Company (HK) Limited as the trustee of a discretionary trust established by Mr. Yigang Shan (as the settlor). The beneficiaries of the discretionary trust are Mr. Yigang Shan and his family members.

Class B ordinary shares may be converted into Class A ordinary shares on a one-to-one ratio. Assuming the conversion of all the remaining 134,903,162 Class B ordinary shares into Class A ordinary shares, the number of Class A ordinary shares will increase by 134,903,162, representing approximately 4.09% of the total number of issued Class A ordinary shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B ordinary shares held by one WVR Beneficiary will cease when such WVR Beneficiary no longer has beneficial ownership of any of our Class B ordinary shares. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B ordinary shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii) where a vehicle holding Class B ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules;

(iv) when the Class B ordinary shares have been converted to Class A ordinary shares;

(v) neither of the WVR Beneficiaries having control over the exercise of the voting rights of the Shares held by Propitious Global immediately upon the Listing on the Hong Kong Stock Exchange (the "**Subject Shares**") for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Listing Rules, (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global to any person (the above activities are collectively referred to as "**Transactions**"), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or

(vi) a director holding vehicle holding Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary's shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

The Company and the WVR Beneficiaries will notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (ii), (iii), (v) and (vi) above.

## (10) THE SHARE INCENTIVE PLANS

### 2018 Share Option Plan

*Purposes*

The purpose of the 2018 Share Option Plan is to provide the participants under 2018 Share Option Plan with the opportunity to acquire proprietary interests in the Company and to encourage the participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

*Participants*

The participants under the 2018 Share Option Plan may include employees, directors and consultants of any member of the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

*Maximum Number of Shares Available under the 2018 Share Option Plan*

The overall limit on the number of Class A ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2018 Share Option Plan and any other share option schemes of the Company at any time must not exceed 350,225,435 (the "**Scheme Limit**"), representing approximately 10.19% of the total issued Shares of the Company as of the Latest Practicable Date. No options may be granted under any schemes of the Company (or its subsidiaries) if this will result in the Scheme Limit being exceeded. No further options under the 2018 Share Option Plan have been or will be granted after the Listing Date.

*Remaining Life*

Unless terminated earlier, the 2018 Share Option Plan has a term of ten years commencing on August 20, 2018.

*Details of the Options Granted under the 2018 Share Option Plan*

As of June 30, 2026, the aggregate number of Class A ordinary shares subject to the outstanding options granted and yet to be exercised under the 2018 Share Option Plan amounted to 7,109,517, representing approximately 0.21% of the total issued Shares of the Company as of June 30, 2026.

The table set out below shows the details of the outstanding options granted to the Director, employees and other grantees under the 2018 Share Option Plan.

| Grantees | Number of Underlying Class A ordinary shares as of January 1, 2026 | Number of options granted during the Reporting Period | Number of options exercised during the Reporting Period | Number of options lapsed during the Reporting Period | Number of options cancelled during the Reporting Period | Number of Underlying Class A ordinary shares as of June 30, 2026 | Exercise price per Class A ordinary share |
|---|---|---|---|---|---|---|---|
| **Director** | | | | | | | |
| Xiaohong Chen | 10,965[(1)] | – | – | – | – | 10,965[(1)] | US$0.00002 |
| **Employees and other grantees[(5)]** | 10,030,893[(2)] | – | 2,929,341[(3)] | 3,000 | – | 7,098,552[(4)] | US$0.00002 |
| **Total** | 10,041,858 | – | 2,929,341 | 3,000 | – | 7,109,517 | US$0.00002 |

*Notes:*

(1) The grant date was July 23, 2021. Such options have vested upon grant.

(2) The grant dates were from August 3, 2018 to April 2, 2022. The vesting periods were from one year to seven years.

(3) The weighted average closing price of the ADSs immediately before the dates of exercises was US$16.30.

(4) The grant dates were from August 3, 2018 to April 2, 2022. The vesting periods were from one year to seven years.

(5) Other grantees were former employees.

(6) The exercise period of the options granted shall commence from the dates on which the relevant options become vested and end on the expiry dates, subject to the terms of the 2018 Share Option Plan and the award agreements signed by the grantees.

As at the beginning and the end of the Reporting Period, no options may be further granted under the 2018 Share Option Plan.

## 2020 Share Incentive Plan

### *Purposes*

The purpose of the 2020 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

### *Participants*

The participants under 2020 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted share, restricted share unit or other types of awards (the "**Awards under the 2020 Share Incentive Plan**") approved by the Board or the Compensation Committee pursuant to 2020 Share Incentive Plan.

### *Maximum Number of Shares Available under the 2020 Share Incentive Plan*

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all Awards under the 2020 Share Incentive Plan shall be 253,246,913, representing approximately 7.37% of the total issued Shares of the Company as of the Latest Practicable Date. As of June 30, 2026, the Company had not granted any awards in the form of options or restricted shares pursuant to the 2020 Share Incentive Plan.

### *Remaining Life*

Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years commencing on May 11, 2022.

*Details of the Outstanding RSUs Granted under the 2020 Share Incentive Plan*

As of June 30, 2026, the aggregate number of Class A ordinary shares subject to the outstanding RSUs granted under the 2020 Share Incentive Plan amounted to 70,796,292, representing approximately 2.04% of the total issued Shares of the Company as of June 30, 2026. The table below sets out the details of the outstanding RSUs granted to the Directors, employees and other grantees under the 2020 Share Incentive Plan during the Reporting Period, except for which, no RSUs had been granted to the (i) Directors, chief executive or substantial shareholders of the Company, or their respective associates; (ii) participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period.

| | Number of RSUs unvested as of January 1, 2026 | Number of RSUs granted during the Reporting Period | Number of RSUs vested during the Reporting Period | Number of RSUs lapsed during the Reporting Period | Number of RSUs cancelled during the Reporting Period | Number of RSUs unvested as of June 30, 2026 | Purchase price per Class A ordinary share |
|---|---|---|---|---|---|---|---|
| **Director** | | | | | | | |
| Xiaohong Chen | 26,250[(1)] | - | - | - | - | 26,250[(1)] | nil |
| Hansong Zhu | 11,250[(2)] | - | - | - | - | 11,250[(2)] | nil |
| Jun Wu | 11,622[(3)] | 13,059[(3)(9)] | 11,622[(3)] | - | - | 13,059[(3)] | nil |
| **Employees and other grantees**[(7)] | 76,975,827[(4)(6)] | 33,086,760[(5)(6)(9)] | 35,188,620[(8)] | 4,128,234 | - | 70,745,733[(4)(6)] | nil |
| **Total** | 77,024,949 | 33,099,819 | 35,200,242 | 4,128,234 | - | 70,796,292 | nil |

*Notes:*

(1) For Ms. Xiaohong Chen, 26,250 RSUs were granted on September 2, 2025, which shall fully vest on the first anniversary of the date of grant.

(2) For Mr. Hansong Zhu, 11,250 RSUs were granted on September 2, 2025, which shall fully vest on the first anniversary of the date of grant.

(3) For Mr. Jun Wu, 11,622 RSUs were granted on March 26, 2025 and have vested on March 26, 2026, with the closing price of the ADSs immediately before the vesting date of US$15.72. 13,059 RSUs were granted on March 26, 2026, which shall fully vest on the first anniversary of the date of grant, with the closing price of the ADSs immediately before the date of grant of US$15.72.

(4) The grant dates of the RSUs unvested as of January 1, 2026 were from June 3, 2021 to October 1, 2025. The grant dates of the RSUs unvested as of June 30, 2026 were from January 27, 2022 to April 1, 2026.

(5) The grant dates were from January 1, 2026 to April 1, 2026. The closing prices of the ADSs immediately before the dates of grant ranged from US$14.97 to US$15.76.

(6) The vesting schedules under the 2020 Share Incentive Plan include: (i) 100% of the awards will vest at a specified time after the date of grant; (ii) 100% of the awards will vest within certain years, with a specified proportion vesting each year and/or period after the date of grant; or (iii) 100% of the awards will vest at the time of grant.

(7) Other grantees were former employees.

(8) The weighted average closing price of the ADSs immediately before the date on which the RSUs have vested was US$15.56.

(9) There was no performance target attached to the RSUs granted during the Reporting Period.

As at the beginning of the Reporting Period, 156,352,097 awards (representing an equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan. As at the end of the Reporting Period, 127,221,266 awards (representing an equal number of underlying Class A ordinary shares) may be further granted under the 2020 Share Incentive Plan.

## 2022 Share Incentive Plan

### *Purposes*

The purpose of the 2022 Share Incentive Plan is to promote the success and enhance our value, by linking the personal interests of our Directors, employees, and consultants to those of Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Shareholders.

### *Participants*

The participants under 2022 Share Incentive Plan include a person, who as a director, employee and consultant of any member of the Group, has been granted an option, restricted share, restricted share unit or other types of award (the "**Awards under the 2022 Share Incentive Plan**") approved by the Board or any committee(s) authorized by the Board pursuant to the 2022 Share Incentive Plan.

### *Maximum Number of Shares Available under the 2022 Share Incentive Plan*

The maximum aggregate number of Shares which may be issued pursuant to all Awards under the 2022 Share Incentive Plan shall be 125,692,439, representing approximately 3.66% of the total issued Shares of the Company as of the Latest Practicable Date. Prior to the Listing, the Company had granted 125,692,439 restricted shares pursuant to the 2022 Share Incentive Plan representing a total of 125,692,439 underlying Class A ordinary shares on May 5, 2022, which had fully vested on the same day.

The Company has not issued and will not issue any further awards pursuant to the 2022 Share Incentive Plan since its Listing.

*Remaining Life*

Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years commencing on May 5, 2022.

*Details of the Restricted Shares Granted under the 2022 Share Incentive Plan*

The Company's ADSs have been listed on the NYSE since 2020. In light of the then market environment, the Company sought a dual primary listing on the Hong Kong Stock Exchange in 2022. Under the Hong Kong Listing Rules, the beneficiaries of weighted voting rights must collectively own at least 10% of the applicant's total issued share capital at the time of the listing on the Hong Kong Stock Exchange. In order to retain the weighted voting rights to ensure the stability of the corporate governance of the Company and to comply with the requirement of the Hong Kong Stock Exchange, and pursuant to the waiver in relation to the minimum economic interest of the WVR beneficiaries at Listing, prior to the Listing, the Company granted 71,824,250 restricted shares to Mr. Yongdong Peng, our co-founder, chairman of the Board, executive Director, chief executive officer and Controlling Shareholder, and 53,868,189 restricted shares to Mr. Yigang Shan, our co-founder, executive Director and Controlling Shareholder, under the 2022 Share Incentive Plan on May 5, 2022 (collectively, the "**Restricted Shares**"). For the basis to obtain the waiver to retain the weighted voting rights, please refer to the section headed "Waivers – Waiver in Relation to the Minimum Economic Interest of the WVR Beneficiaries at Listing" of the Listing Document. The Restricted Shares vested on May 5, 2022, and are subject to further restrictions on transfer and dividend rights. The restrictions are to be removed in five installments annually, subject to the approval by the Compensation Committee for each installment.

The Company had been notified by Mr. Yongdong Peng that he intended to donate 9,000,000 Class A ordinary shares to provide healthcare benefits for the service providers in the housing related industry and their family members, and to provide rental support for tenant groups, including fresh graduates (the "**Donation**"). For details, please refer to the voluntary announcement of the Company dated April 17, 2025. The restrictions on transfer and dividend rights on 9,000,000 Restricted Shares beneficially owned by Mr. Yongdong Peng were removed by the Compensation Committee in December 2025. Save for the 9,000,000 Class A ordinary shares with respect to the Donation, as of June 30, 2026, all other Restricted Shares, including 62,824,250 Restricted Shares held by Mr. Yongdong Peng and 53,868,189 Restricted Shares held by Mr. Yigang Shan, were still subject to the restrictions on transfer and dividend rights.

The purchase price of the Restricted Shares was nil. The closing price of the ADSs immediately before the date of grant was US$14.41. There was no performance target attached to the Restricted Shares. The weighted average closing price of the ADSs immediately before the date on which the Restricted Shares vested was US$14.41.

Save as disclosed above, no restricted shares or other awards had been granted to (i) other Directors or substantial shareholders of the Company, or their respective associates; (ii) other participant with options and awards granted and to be granted in excess of the 1% individual limit; or (iii) related entity participant or service provider with options and awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue, during the Reporting Period. As at the end of the Reporting Period, there were no outstanding restricted shares or other awards granted under the 2022 Share Incentive Plan, and no awards may be further granted under the 2022 Share Incentive Plan.

The number of Shares that may be issued in respect of options and awards granted under all schemes of the Company during the Reporting Period, as set out in the subsection headed "(10) The Share Incentive Plans" of this interim report, divided by the weighted average number of shares of the relevant class in issue for the six months ended June 30, 2026 was 0.98%.

On February 27, 2026, the Company issued 45,000,000 Class A ordinary shares at a par value of US$0.00002 per Share which were registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under the Share Incentive Plans.

## (11) SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and to the knowledge of the Directors, during the Reporting Period and up to the Latest Practicable Date, the Company has maintained sufficient public float as required by the Listing Rules.

## (12) DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO RULE 13.51B(1) OF THE LISTING RULES

Changes in Directors' information are set out below pursuant to Rule 13.51B(1) of the Listing Rules since the disclosure made in the 2025 annual report of the Company and up to the Latest Practicable Date:

Each of Mr. Wangang Xu, Mr. Tao Xu and Mr. Hansong Zhu retired and was re-elected as a Director at the AGM held on June 12, 2026, for a term of three years. During the Reporting Period and up to the Latest Practicable Date, each of the Directors has entered into a director service agreement with the Company to extend the previous director service agreement for an additional term of one year, with the provisions (including the extension for additional term) substantially the same as the previous director service agreement.

Save for the information disclosed herein, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

## (13) MATERIAL LITIGATION

On December 30, 2021, the Company and certain of its officers and Directors were named as defendants in a putative securities class action filed in the U.S. District Court for the Southern District of New York (the "**Court**"), captioned *Chin v. KE Holdings Inc. et al.*, No. 1:21-cv-11196. On February 27, 2026, the Court entered an order granting final approval of the parties' settlement for US$4.95 million. For details, please refer to the section headed "Report of the Directors – Material Litigation" in the Company's 2025 annual report published on April 24, 2026.

Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended June 30, 2026, and nor are the Directors aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the Latest Practicable Date.

## (14) IMPORTANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim report, no other important events affecting the Group have occurred since June 30, 2026 and up to the Latest Practicable Date.

## (15) SAFE HARBOR STATEMENT

This interim report contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. Among other things, the business outlook in this interim report, as well as Beike's strategic and operational plans, contain forward-looking statements. Beike may also make written or oral forward-looking statements in its periodic reports to the SEC and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.'s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike's goals and strategies; Beike's future business development, financial condition and results of operations; expected changes in the Company's revenues, costs or expenditures; Beike's ability to empower services and facilitate transactions on *Beike* platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike's ability to protect the Company's systems and infrastructures from cyber-attacks; Beike's dependence on the integrity of brokerage brands, stores and agents on the Company's platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.'s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this interim report is as of the Latest Practicable Date, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

## (16) APPROVAL OF THE INTERIM REPORT

The interim report and the unaudited interim results of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on August 21, 2026.

# CORPORATE INFORMATION

## DIRECTORS

### Executive Directors

Yongdong Peng (彭永東) *(Chairman of the Board and Chief Executive Officer)*
Yigang Shan (單一剛)
Wangang Xu (徐萬剛) (*Vice Chairman of the Board*)
Tao Xu (徐濤)

### Non-Executive Director

Jeffrey Zhaohui Li (李朝暉)

### Independent Non-Executive Directors

Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)
Jun Wu (武軍)

## AUDIT COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Hansong Zhu (朱寒松)
Jun Wu (武軍)

## COMPENSATION COMMITTEE

Jun Wu (武軍) *(Chairperson)*
Xiaohong Chen (陳小紅)
Hansong Zhu (朱寒松)

## NOMINATION COMMITTEE

Xiaohong Chen (陳小紅) *(Chairperson)*
Yigang Shan (單一剛)
Hansong Zhu (朱寒松)

## CORPORATE GOVERNANCE COMMITTEE

Hansong Zhu (朱寒松) *(Chairperson)*
Xiaohong Chen (陳小紅)
Jun Wu (武軍)

## JOINT COMPANY SECRETARIES

Siting Li (李思婷)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

## AUTHORIZED REPRESENTATIVES

Tao Xu (徐濤)
Yee Wa Lau (劉綺華) *(Chartered Secretary, Chartered Governance Professional and member of The Hong Kong Chartered Governance Institute and The Chartered Governance Institute)*

## REGISTERED OFFICE IN CAYMAN ISLANDS

Ascentium (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

## CORPORATE HEADQUARTERS

Oriental Electronic Technology Building
No. 2 Chuangye Road
Haidian District
Beijing 100086
PRC

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

# CORPORATE INFORMATION

## LEGAL ADVISERS TO THE COMPANY

*As to Hong Kong law:*
Freshfields
55th Floor, One Island East
Taikoo Place,
Quarry Bay
Hong Kong

*As to U.S. law:*
Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower, The Landmark
15 Queen's Road Central
Central
Hong Kong

*As to PRC law:*
Han Kun Law Offices
9/F, Office Tower C1
Oriental Plaza, 1 East Chang An Avenue
Beijing
PRC

*As to Cayman Islands law:*
Harney Westwood & Riegels
3501 The Center
99 Queen's Road Central
Central
Hong Kong

## AUDITOR AND REPORTING ACCOUNTANTS

PricewaterhouseCoopers
*Certified Public Accountants*
*Registered Public Interest Entity Auditor*
22/F, Prince's Building
Central
Hong Kong

## COMPLIANCE ADVISER

Maxa Capital Limited
Unit 1908 Harbour Center
25 Harbour Road
Wanchai
Hong Kong

## PRINCIPAL SHARE REGISTRAR

Ascentium (Cayman) Limited
4th Floor, Harbour Place
103 South Church Street
P.O. Box 10240
Grand Cayman KY1-1002
Cayman Islands

## HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor
Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai
Hong Kong

## PRINCIPAL BANKER

China Merchants Bank
China Merchants Bank Tower
No. 7088, Shennan Boulevard
Shenzhen
PRC

## STOCK SHORT NAME

BEKE – W

## STOCK EXCHANGE STOCK CODE

2423

## NYSE SYMBOL

BEKE

## COMPANY WEBSITE

investors.ke.com

*This interim report has been posted in both the English and Chinese languages on the website of the Company at investors.ke.com and Hong Kong Stock Exchange at www.hkexnews.hk. A printed version of this interim report is available on request from the Company and the Company's Hong Kong Share Registrar free of charge.*

# DEFINITIONS

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "2018 Share Option Plan" | the Pre-IPO Share Option Scheme adopted by the Shareholders in August 2018, which permits the grant of awards in the form of options to purchase Class A ordinary shares |
| "2020 Share Incentive Plan" | the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or Compensation Committee |
| "2022 Share Incentive Plan" | the 2022 Global Share Incentive Plan adopted by the Board, which permits the grant of awards in the forms of options, restricted shares, and restricted share units or other types of awards approved by the Board or any committee(s) authorized by the Board |
| "ADS(s)" | American depositary shares, each of which represents three Class A ordinary shares |
| "Articles" or "Articles of Association" | our articles of association (as amended from time to time), the current form of which was adopted on August 12, 2022 |
| "associated corporation(s)" | has the meaning ascribed to it under Part XV of the SFO |
| "Audit Committee" | the audit committee of the Board |
| "Baihui Partnership" | Baihui Partners L.P., an exempted limited partnership established in the Cayman Islands and a Controlling Shareholder of the Company as of the Latest Practicable Date, which takes instructions from its general partner, Ample Platinum Holdings Limited (as of the Latest Practicable Date, each of Yongdong Peng and Yigang Shan controlled a 50% equity interest in Ample Platinum Holdings Limited), when exercising the voting rights in respect of the Shares under the POA Arrangement |
| "Beijing Beihao" | Beijing Beihao Commercial Consultancy Co., Ltd. (北京貝好商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 21, 2018 and a VIE as of the Latest Practicable Date |

# DEFINITIONS

| | |
|---|---|
| "Beijing Beijia" | Beijing Beijia Commercial Consultancy Co., Ltd. (北京貝嘉商務諮詢有限公司), a limited liability company established under the laws of the PRC on August 24, 2018 and a VIE as of the Latest Practicable Date |
| "Beijing Lianjia" | Beijing Lianjia Real Estate Brokerage Co., Ltd. (北京鏈家房地產經紀有限公司), a limited liability company established under the laws of the PRC on September 30, 2001 and a VIE as of the Latest Practicable Date |
| "Beike," "Group," "our Group," "the Group," "we," "us," or "our" | the Company and its subsidiaries and Consolidated Affiliated Entities from time to time or, where the context so requires, in respect of the period prior to the Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of the Company at the relevant time |
| "Board" | the board of Directors of the Company |
| "Cantrust" | Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, a professional trustee appointed by Mr. Zuo to act as the trustee of the Z&Z Trust |
| "China" or "PRC" | the People's Republic of China, excluding, for the purposes of this interim report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region |
| "Class A ordinary shares" | Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring on a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company |
| "Class B ordinary shares" | Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a one vote per share basis |
| "Companies Ordinance" | the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time |

| | |
|---|---|
| "Company," "our Company," or "the Company" | KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018 |
| "Compensation Committee" | the compensation committee of the Board |
| "Consolidated Affiliated Entity(ies)" | entities we control through the contractual arrangements, the financial results of which are consolidated into our consolidated financial statements as if they were our subsidiaries |
| "Controlling Shareholders" | has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Z&Z Trust, Grain Bud, Propitious Global, Mrs. Zuo, Baihui Partnership, Yongdong Peng and Yigang Shan as a group of controlling shareholders of the Company |
| "Corporate Governance Committee" | the corporate governance committee of the Board |
| "Director(s)" | the director(s) of the Company |
| "Grain Bud" | Grain Bud Holding Limited, a company incorporated in the British Virgin Islands on July 10, 2020 and wholly owned by Z&Z Trust, and a Controlling Shareholder of the Company as of the Latest Practicable Date |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "Hong Kong Stock Exchange," "HKEX," or the "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Latest Practicable Date" | September 7, 2026, being the latest practicable date for ascertaining the contents set out in this interim report |
| "*Lianjia*" | a real estate brokerage brand directly operated by the Company since 2001 and an integral part of *Beike* Platform |
| "Listing" | the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange |
| "Listing Date" | being May 11, 2022, on which the Class A ordinary shares were listed on the Hong Kong Stock Exchange |

| | |
|---|---|
| "Listing Document" | the listing document of the Company dated May 5, 2022 |
| "Listing Rules" or "Hong Kong Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "Main Board" | the stock market (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange |
| "Memorandum" or "Memorandum of Association" | our memorandum of association (as amended from time to time), the current form of which was adopted on August 12, 2022 |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules |
| "Mr. Zuo" | Mr. Hui Zuo, the founder and permanent chairman emeritus of the Company |
| "Mrs. Zuo" | Ms. Yan Zhu, the spouse of Mr. Zuo |
| "Nomination Committee" | the nomination committee of the Board |
| "NYSE" | New York Stock Exchange |
| "POA Arrangement" | an irrevocable proxy and power of attorney executed and delivered by Propitious Global on July 28, 2021 (as supplemented on November 8, 2021), pursuant to which Propitious Global irrevocably authorized Baihui Partnership to exercise the voting rights represented by the Shares held by Propitious Global |
| "Propitious Global" | Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands on November 20, 2017 and a Controlling Shareholder of the Company as of the Latest Practicable Date |
| "Reporting Period" | the six months ended June 30, 2026 |
| "Reserved Matters" | those matters or resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to Rule 8A.24 of the Hong Kong Listing Rules, being: (i) any amendment to the Memorandum and Articles of Association, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company |

| | |
|---|---|
| "RMB" or "Renminbi" | Renminbi, the lawful currency of the PRC |
| "RSU(s)" | restricted share units |
| "Runizhishi" | Runizhishi (Beijing) Technology Co., Ltd. (如你之視(北京)科技有限公司), a limited liability company established under the laws of the PRC on March 2, 2022 and a VIE as of the Latest Practicable Date |
| "SEC" | the United States Securities and Exchange Commission |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time |
| "Share(s)" | the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires |
| "Shareholder(s)" | holder(s) of Shares and, where the context requires, ADSs |
| "Share Incentive Plans" | the 2018 Share Option Plan, 2020 Share Incentive Plan and 2022 Share Incentive Plan |
| "subsidiary(ies)" | has the meaning set out in section 15 of the Companies Ordinance |
| "substantial shareholder(s)" | has the meaning ascribed to it under the Listing Rules |
| "Tianjin Xiaowu" | Tianjin Xiaowu Information & Technology Co., Ltd. (天津小屋信息科技有限公司), a limited liability company established under the laws of the PRC on November 14, 2017 and a VIE as of the Latest Practicable Date |
| "U.S." or "United States" | the United States of America, its territories and possessions, any state of the United States and the District of Columbia |
| "U.S. dollar(s)," "US$" or "USD" | U.S. Dollars, the lawful currency of the U.S. |
| "U.S. GAAP" | accounting principles generally accepted in the United States |

# DEFINITIONS

| | |
|---|---|
| "VIEs," and each a "VIE" | Beijing Lianjia, Tianjin Xiaowu, Yiju Taihe, Beijing Beijia, Beijing Beihao, Runizhishi and Runikeshi (Beijing) Technology Co., Ltd. (如你可視(北京)科技有限公司) |
| "WVR" or "weighted voting right" | weighted voting right has the meaning ascribed to it under the Hong Kong Listing Rules |
| "WVR Beneficiary(ies)" | has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Mr. Yongdong Peng and Mr. Yigang Shan, being the holders of the Class B ordinary shares as of the Latest Practicable Date |
| "WVR structure" | has the meaning ascribed to it under the Hong Kong Listing Rules |
| "Yiju Taihe" | Beijing Yiju Taihe Technology Co., Ltd. (北京宜居泰和科技有限公司), a limited liability company established under the laws of the PRC on July 23, 2010 and a VIE as of the Latest Practicable Date |
| "%" | per cent |

In this interim report, if there is any inconsistency between the Chinese names of the entities, authorities, organizations, institutions or enterprises established in China and their English translations, the Chinese version shall prevail.